FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 24 February 2005

The National reviewing APRA’s discussion paper on International Financial Reporting Standards

Today, the Australian Prudential Regulation Authority (APRA) released a discussion paper outlining their proposed approach to fair value and other issues arising from the adoption of Australian equivalents to International Financial Reporting Standards.

APRA’s proposals have potential impacts for the regulatory capital positions of all Australian Financial institutions.  The National will be progressively adopting the new financial reporting standards from 1 October 2005.  Once finalised APRA’s intention is that any new regulatory capital treatments will take effect from 1 January 2006, subject to any transitional arrangements.

The proposals outlined in the APRA discussion paper are subject to a consultation process.

The National is currently assessing the potential impacts as a result of APRA’s proposed treatment of these standards.  It intends to provide further information on the impact of the proposed changes when it has had an opportunity to review the proposals in detail, discuss the framework further with APRA and quantify potential impacts.

For further information:

Brandon Phillips Group Manager Group Corporate Relations 03 8641 3857 work 0419 369 058 mobile	Hany Messieh Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile
Callum Davidson Head of Group Investor Relations 03 8641 4964 work 0411 117 984 mobile

Or visit www.nabgroup.com

2

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Monday 7th February 2005

National to revitalise its UK banks

Group Chief Executive, John Stewart, has confirmed the National’s commitment to growing its banking businesses in the United Kingdom following the sale of its Irish banks.

Mr Stewart told an analyst briefing in Sydney that the National proposes to revitalise its two UK banking franchises, Clydesdale Bank and Yorkshire Bank, and expand its operations throughout the south-east of England.

“Following an extensive review, we have decided to stay and build our banking franchises, Clydesdale and Yorkshire, because the UK is an attractive market with a positive outlook,” he said.

“The UK is big enough for smaller banks to compete profitably in niche markets.  It is three times the size of the Australian banking market and offers growth opportunities not available to our Australian competitors.”

The National’s European Chief Executive, Mrs Lynne Peacock, told analysts that Clydesdale and Yorkshire had followed an undifferentiated strategy from the major British High Street banks, with multiple legal entities and complex operating structures, significant inefficiencies and duplication, distribution limitations, product pricing out of step with the market and frequent management changes.

“In the past, our service delivery has not kept pace with customer trends, our distribution network did not extend into the south-east of England, we had no third party channels and limited direct channel capability,” she said.  “In addition, we lacked common products, processes and systems and had separate banking and wealth management platforms.”

Mrs Peacock said that Clydesdale and Yorkshire are becoming more nimble and customer focussed so that they can develop a sustainable presence in the UK banking market and provide adequate returns to National shareholders.

“The change strategy we are implementing is building on the strong foundations of Clydesdale and Yorkshire which include quality brands that have secured a strong customer base in their natural market area,” she said.

“We also have good people with business and retail banking skills that are being leveraged across our current franchises and extended into our new banking business in the south-east of England.”

3

The new Clydesdale and Yorkshire banking presence in the UK is based on:

•                  a re-aligned High Street presence in the UK with a simplified and refreshed product set and small business banker support in “flagship” branches;

•                  a new ‘light infrastructure’ distribution network of integrated financial solutions centres based around our business and private customers;

•                  simplifying our product range, more product support and actively managing our margins down to market levels;

•                  third party distribution of mortgage products; and

•                  a broad cost reduction program involving process simplification, centralising workloads, rationalising management structures and consolidating technology platforms.

Mrs Peacock said the National had recently completed the legal entity merger of Clydesdale and Yorkshire banks which will reduce duplication and improve efficiency, and opened 12 new integrated financial solutions centres in the south-east of England.

“We will have over 30 integrated financial service centres across the south-east and converted 39 Clydesdale and Yorkshire locations in the midlands and northern UK into IFS centres by the end of the year,” she said.  “We will also shortly commence the conversion of 50 existing Clydesdale and Yorkshire branches into flagship High Street centres, strengthen our e-business capability and improve processing of customer transactions.”

Outlook

Mrs Peacock said UK earnings will be lower in 2005 because of the headwind created by margin decline, built-in cost growth and ongoing investment.

“As part of our change strategy, we are aiming for a significant reduction in our cost base, improved productivity, higher volumes of new business and improved customer and staff satisfaction,” she said.

“We are already seeing some positive early results from implementation of the new strategy.  Clydesdale and Yorkshire are recording a decrease in customer attrition and an increase in new customers.  This gives us confidence that a two to three year turnaround is achievable.”

For further information:

Brandon Phillips	Callum Davidson
External Relations Manager	Head of Investor Relations
Group Corporate Affairs	Group Investor Relations
03 8641 3857 work	03 8641 4964 work
0419 369 058 mobile	0411 117 984 mobile

Samantha Evans	Hany Messieh
Corporate Relations Manager	Investor Relations Manager
Group Corporate Affairs	Group Investor Relations
03 8641 4982 work	03 8641 2312 work
0404 883 509 mobile	0414 446 876 mobile

Or visit www.nabgroup.com

4

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European Investor Conference

European Investor Conference

Portfolio Review

John Stewart, MD & CEO National Australia Bank	7 February 2005

[GRAPHIC]

[LOGO]

Strategy Refreshed

Late 1980s to Early 1990s
Build collection of regional	• Full service bank
Franchises	• Managed for short term profit
... but increasingly challenged by lack of scale and leverage in UK - run as relatively autonomous banks

Mid 1990s to Early 2000s

Transformational Deal	• Awaiting potential “transformational deal”

2002 to 2004

• Doing the sensible fixes, but this was not enough
Organic Strategy
+ Portfolio Review	• Hence, we developed a differentiated strategy and compared this value outcome to a range of portfolio options

Portfolio Review

Europe Banks			Pros	Cons
Portfolio Options

1. Retain All

			• Regional coverage	• Complexity and delivery risk
GB:	+CB	+YB
Ireland:	+NB	+NIB	• Cost synergies from integration	• Significant costs to implement compliance and infrastructure programs

+	= Retain	*	= Sell

Europe Banks			Pros	Cons
Portfolio Options

2. Sell All

			• Refocus on core Australian operations	• Not the highest value option
GB:	*CB	*YB		• Removes exposure to larger and more stable growth of UK market
Ireland:	*NB	*NIB		• Makes any further international investment difficult

+	= Retain	*	= Sell

Europe Banks				Pros	Cons
Portfolio Options

3. “Shrink to Grow” on a Single Franchise

				• Reduces investment requirement and complexity	• Significant complexity to undo the existing CB/YB integration
GB:	+CB	OR	+YB
Ireland:	*NB	*NIB		• Reduced delivery risk profile

+	= Retain	*	= Sell

Europe Banks			Pros	Cons
Portfolio Options

4. Retain GB, Sell Irish

			• Greater management focus	• Separation and transitional arrangements add complexity in short term
GB:	+CB	+YB	• Ireland not central to new strategy
Ireland:	*NB	*NIB	• GB market is attractive
• Highest value option

+	= Retain	*	= Sell

Portfolio Outcome: Irish Banks Sold to Danske Bank

•                  Sale announced December 2004 with sale proceeds of A$2.5 billion (£967 million) in cash

•                  Profit on sale expected to be c.A$1.1 billion – expected to complete during the first quarter of calendar year 2005

•                  In relation to our remaining businesses in Great Britain

•                  Transition arrangement at cost for up to 18 months, with annualised costs of c.£25 million p.a.

•                  c. £15 million of costs currently recharged to the Irish banks will be absorbed by our remaining GB business

•                  c.£50 million for the separation of the Irish businesses

•                  The end result is a simplified business model with a focus on our Great Britain operations

Strategy for Differentiation

“Do what we do, but
do it better”

		“Do what we do, but	Differentiated
		do it better”	GB business

One efficient
GB business

2002			“Playing a
different game”
CB	YB
NB	NIB

European Investor Conference

Strategy Overview

Lynne Peacock, CEO Europe	7 February 2005

[GRAPHIC]

[LOGO]

Today’s Programme

•                  Why Stay in the UK

•                  Issues

•                  Progress to Date

•                  Work Still to Do

•                  Size of Prize

Agenda

Activity	Presenter
UK Strategy Overview	Lynne Peacock
Doing What We Currently Do Better – Retail and Small	Steve Reid
Business Banking
Integrated Financial Solutions – Playing a Different Game	Mike Williams
Third Party Distribution – A Channel for Selective Growth	Dean Cutbill
Coffee
Moving to Sustainable Product Profitability	Garry Mulcahy
Understanding Customers and Brand	Glenn King
Cutting the Cost of Production	Tom Burns
Wrap-Up	Lynne Peacock
Q & A	Panel
End

Key Features of the UK market – Size of Market

Household Balance Sheet (2003)

	£bn	£bn
Assets
Non-Financial Assets (property)		3,424
Financial Assets		3,077
Liquid Assets	777
Shares	471
Life Assurance & Pensions	1,620
Other(1)	209

Total Assets		6,501

Liabilities
Mortgages	774
Consumer credit	171
Other(2)	108

Total Liabilities		1,053

Net Worth		5,448

(1).    Includes government bonds etc

(2). Includes loans on foreign property etc

Source:  National Statistics

Key Product Data (2003)

	Outstanding Balances	Gross Lending	Net Lending
	(£bn)	(£bn) (1)	(£bn) (1)
Mortgages (11.4m customers)	774	277	101
Credit Cards (70.1m credit & charge cards)	54	133	8
Personal Loans	80	56	7

(1).    Gross Lending is the total lending written in the market during the 12 month period.  Net lending is Gross Lending less repayments

Source:  National Statistics, Bank of England, Datamonitor, PH Group, NOP/FRS

•                  SME Market in UK

•                  391,000 businesses with a turnover of > 500k

UK Market

Rationale for Remaining in UK

•                            Issues are company specific, not market related

•                            UK market supports multiple business model

•                            Key differentiation for Group

•                            Our customer base in the UK compares favourably with our Australian business

•                            Selling not highest value option

Attractiveness of UK Market

[CHART]

(1).           PBT numbers are 2004E from Global Estimates

(2).           Total Europe 2004 Actual, Northern Rock 2004 Actual

Note: 1999 figures adjusted for major acquisitions

Source : Individual Annual Reports, National Finance, Global Estimates for 2004 competitors

UK Team

•                            Experience of existing business

•                            Key new hires

•                            Intra Group experience

Background

Key European Issues – Early 2003

•                  Strategy, Leadership and Structure

•                  Distribution

•                  Products and Pricing

•                  Infrastructure and Process

•                  Cost Base

1. Strategy, Leadership & Structure

Business Model
(Early 2003)

[LOGO]	[LOGO]	[LOGO]	[LOGO]	Wealth Management	Corporate

Distribution	Distribution	Distribution	Distribution	Distribution	Distribution
PFS	PFS	PFS	PFS	Tied
BFS	BFS	BFS	BFS	IFA

Support Channels		Support Channels		Support Channels

Customer Strategy	Customer Strategy	Customer Strategy	Customer Strategy	Customer Strategy	Customer Strategy

Products	Products	Products	Products	Products	Products

Manufacturing Operations - Servicing	Manufacturing Operations - Servicing	Manufacturing Operations - Servicing	Manufacturing Operations - Servicing	Manufacturing Operations - Servicing	Manufacturing Operations - Servicing

Technology		Technology		Technology	Technology

Corporate Support Functions		Corporate Support Functions		Corporate Support Functions	Corporate Support Functions

•      Undifferentiated strategy

•      Significant duplication

•      Multiple legal entities

•      Insufficient management expertise in local market

2. Distribution

[GRAPHIC]
Scotland

9% of Population
8% of Gross Income
224 retail branches

North & Midlands
41% of Population
36% of Gross Income
221 retail branches

Rest of Great Britain

50% of Population
56% of Gross Income
15 retail branches

UK Business

• Very limited presence in the wealthy South East

• Unbalanced distribution network

• No Third Party channel

• Limited direct channel capability

Source: National Statistics, Inland Revenue, Bank of England

3. Products and Pricing

Net Interest Margin 2002	Product Profile 2002

[CHART]	[CHART]

Source:  Company publications, internal data

4. Infrastructure & Processes

Back Office

[GRAPHIC]

•      24 “centralised” operating centres

•      Lack of common products, processes and systems – duplication of brands and locations

•      Operations predominantly “in-house”

•      Separate banking and wealth management platforms

5. Cost Base

FY 2002

		Cost / Average Assets	Ranking	PBT / FTE	Ranking	Average Assets / FTE	Ranking
		(%)		(£’000)		(£m)
Best
	Northern Rock	0.64	1	85.6	1	7.7	1

	HBOS	1.13	2	45.5	3	5.2	3

	Abbey National	1.64	3	-33.6	n/a	7.4	2

	Barclays	1.74	4	41.5	5	4.9	4

	Bradford & Bingley	1.96	5	31.0	8	3.2	7

	Alliance & Leicester	1.99	6	50.3	2	4.3	5

	Lloyds TSB	2.01	7	31.7	7	3.0	8

	Royal Bank of Scotland	2.40	8	42.0	4	3.4	6
Worst
	National Australia Group Europe	2.41	9	40.8	6	2.4	9

Note: Costs  are inclusive of goodwill and exclusive of provisions

Source:  Company publications, internal data

Positives

•      Brands

•      Asset quality

•      Customer base in natural marketing area

•      People

•      Business and retail banking skills – leveraged between franchises

Financial Consequences

Total National Australia Group Europe (AUS GAAP)

	FY01	FY02	FY03	FY04
	£M	£M	£M	£M
PROFIT & LOSS
Net interest income	876	966	966	915
Other operating income	503	511	555	519
Total income	1,379	1,477	1,520	1,433
Expenses (excl. pension)	(670)	(740)	(806)	(848)
Pension expense	(12)	(16)	(42)	(82)
PBT	524	552	537	365
PAT	345	384	385	258

RATIOS
Cost/Income (incl. pension)	49.5%	51.2%	55.8%	64.9%
Net interest margin (Total Europe)	3.1%	2.9%	2.6%	2.5%
Net interest margin (FSE)	4.3%	4.3%	4.3%	4.0%
FTEs (spot)	13,707	13,542	13,104	13,122

Note:  Above analysis has been rounded to the correct line total

2002 Strategy Themes

• Integration of systems
• Convergence of processes
		One efficient	• Quality
2002		business	• Fix the “core”

CB	YB

NB	NIB

Portfolio Outcome: New Shape of Business

	Total Europe FY04	Proforma Ireland FY04	Total Europe (ex Ireland, after flow back) FY04
	£M	£M	£M
PROFIT & LOSS
Net interest income	915	205	710
Other operating income	519	88	430
Total income	1,433	292	1,140
Expenses (excl. pension)	(848)	(174)	(673)
Pension expense	(82)	(13)	(69)
Goodwill	(29)		(29)
B&DD	(109)	(7)	(102)
PBT	365	98	266
Tax	(107)	(29)	(78)
PAT	258	69	188

RATIOS
Cost/Income (incl. pension)	64.9%	64.0%	65.1%
FTEs (spot)	13,122	3,100	10,022
Net interest margin (Total Europe)	2.53%	3.28%	2.41%
Net interest margin (FSE)	4.03%	3.38%	4.30%

•      Pro forma figures based on business sold

•      Cost flow back and declining recharges

•      Remaining business delivered approx £190m PAT in FY04

	Total Europe	Ireland	Europe (excl. Ireland)

Branches	614	154	460
Business Banking Centres	76	26	50
Retail / Business Customers (000)	3302	579	2723

Note:  Information provided above is indicative.  Full proforma numbers to be provided prior to half year results.

Strategy Overview

•      Management team has significant UK market experience

•                  Ability to leverage market knowledge

•                  Small size can be used to our advantage

Strategy for Differentiation

“Do what we do, but
do it better”

		“Do what we do, but	Differentiated
		do it better”	GB business

One efficient
		GB business	“Playing a
2002			different game”

CB	YB

NB	NIB

Summary of Our Approach

“Do What We Do But Do It Better”	Impact

• Realignment of distribution footprint including small business	• Volume growth above systems for most products in Retail

• Increase capability of staff	• Other Operating Income growth – cross sale and fee collection

• Simplified and reinvigorated product set	• Margins in line with market

• Refreshed brands and improved customer understanding	• Costs reduce

• Efficient back office

“Playing a Different Game”	Impact – IFS / Third Party

• Focus on relationship managed integrated financial solutions for Business / Premium customers	• Significant customer acquisition, asset and revenue growth, with Third Party supporting IFS

• National IFS programme

• Growth into new areas
• Third Party Distribution

Revised European Model - Based on New Customer Value Segmentation

Previous Segmentation and Model		Revised Business Model

Customers managed within business / personal silos		Integrated CVP delivered within each business unit

Retail Banking –
Integrated High Street

BFS	PFS
Small business
Corporate	Premium / Private	High end retail
Mid-size	Transactors	Transactors
Small business		Customer value
segmentation
Customer type segmentation
IFS
Corporate
Mid-size
Private

3rd Party Distribution

European Investor Conference

Doing What We Currently Do Better – Retail and Small Business

Steve Reid, GM Retail Banking	7 February 2005

[GRAPHIC]

[LOGO]

Agenda

•                  Background to Retail

•                  The Opportunity

•                  Customer Profitability

•                  Sales Performance

•                  Cost Base

The Retail Bank as at FY04

Clydesdale & Yorkshire Bank Metrics	Clydesdale & Yorkshire Banks Market Share in UK

• 58% of FSE revenue	[CHART]
• 4,217 staff
• 460 branches
• 2.7m customers
• 92% of total UK customer base
• Core lending of £5.1bn(1)
• Deposits of £5.3bn(1)

NB Current Account market share based on number of customers. Other product market shares are % of £ value

(1).          Core lending and deposit figures are for Sep 04 spot values for the CYB Retail segments

Source:  Market share figures from NOP Sep 04

The Opportunity:  Improving the Game

CYB Banking Product Cross Holdings	Opportunity

[CHART]	• The average product holding for CYB is 1.5. The average product holding for competitors is 2.4

• Only a third of our customers hold more than one CYB bank product

Customers With 1 Bank Product

[CHART]

Source: NAGE Customer Knowledge, Nov 2004, NOP

PRODUCT	OPPORTUNITY		POTENTIAL IMPACT

	• 532,000 customers within CYB who have a mortgage with a competitor		• 10% conversion = £26m NII
MORTGAGES
• 18% of CYB current account customers have mortgage with us – market average 35%

	• In Oct-Dec 04 CYB Retail achieved		• 10% increase in penetration = £3m OOI
LIFE INSURANCE	an average penetration rate of 39%	Sales
	- Best in Class is 75%	force
effectiveness
	• Our home insurance penetration rate		• 10% increase in penetration = £1m OOI
HOME INSURANCE	on mortgage sales for FY03/04 was
28% - Best in Class is 75%

Customers

Issue		Impact

	• Vicious circle of high margins, low volumes	Customer
Customer		Attrition

• Lack of investment in people, products and processes

• One size fits all approach

Actions Taken to Grow Customer Numbers and Improve Profitability

•                  Two significant new products have been launched

•                  Offset Mortgage (March 2004 in Yorkshire, January 2005 in Clydesdale)

•                  Current Account Plus (January  2004)

•                  Improved customer insight

•                  Better understanding of customer value / potential

•                  Electronic delivery of sales leads

•                  Channel development

•                  Post office alliance

•                  Contact centre

•                  Improved customer service initiatives

Trends Now Moving in Right Direction

Customer Acquisition – CYB

[CHART]

Customer Attrition – CYB

[CHART]

•                  12% increase in premium / private customer numbers

•                  11% reduction in customer complaints

Source: NAGE Customer Knowledge Database, Consumer Finance

Aligning Segmentation with Customer Value

☐            Key Focus is on reducing cost to serve

☒            Key Focus is on increasing product holdings

[CHART]

Source: NAGE Customer Knowledge Database

Sales Performance

Issue		Impact

Sales Performance	• Over-reliance on branch vs direct	Stagnant and Declining Sales

• No common sales management processes and reward schemes


• Little integration between Bank and Wealth Management sales forces

Actions Taken to Improve Sales Performance

•                  Simplified sale process and improves sales training

•                  Driven Wealth and Retail integration

•                  Improved variable remuneration for all Retail staff with incentives clearly linked to performance

Improvements in Wealth Management Sales

Wealth Management Advice Sales - CYB	Life and Critical Illness Penetration
% of Mortgages

[CHART]	[CHART]

Source: WME Finance

Actions Currently Underway to Improve Sales Performance

Key Levers	Impact

• External Recruitment	• Improved product cross sales
• Targeting competitor’s top performers

• Increased Investment in Training	• Quality Staff
• Cross sales training
• Coaching skills for Sales Managers

• Performance Management	• Improved profit per FTE
• Reward for performance
• Managing underperformance

• Flagship Branches	• Improved staff satisfaction
• Business Banking back on high street
• Meeting personal & business needs

Cost Base

Issue		Impact

Cost Base	• Low customer to branch ratio	High cost / income ratio

• Inefficient processes – too much administration

• No common structures

Move to Common Operating Model

FROM		TO

Clydesdale	Yorkshire	Common Structure

[CHART]	[CHART]	[CHART]

Ongoing Actions to Reduce Costs

Process Migration		• Further centralisation of processes

Call Sweeping		• Full implementation of call sweeping for all branches by April 05

Transaction Migration		• Reductions in over the counter transactions

Structures and Supervisory Workload		• Standardised branch manager and below structure

	Oct 02	Oct 03	Oct 04
FTE Reduction:
	4,702	4,431	4,217

Managing Our Cost Base Better - Distribution Footprint

• Flagship program investing in high potential high street locations	Flagship Branch Locations

• Third party distribution	[GRAPHIC]

• Developing non branch channels

• IFS Expansion in South

• Branch network review
• Blueprint for branch network
• Full details/impacts in May

Summary

• Cost base reduction	We will continue taking costs out

• Improved customer profitability and numbers	Increase product penetration

• Sales performance	Improve capability

• The opportunity	Significant!

European Investor Conference

Integrated Financial Solutions – Playing a Different Game

Mike Williams, GM Integrated Financial Solutions	7 February 2005

[GRAPHIC]

[LOGO]

Agenda

•                  Overview of Business Banking

•                  The Opportunity

•                  Playing a Different Game

•                  Progress to Date

Recent History – Business Banking

[GRAPHIC]	Clydesdale Bank

#3 market share in business banking in Scotland

#3 ranked business bank by Forum of Private Business

Business Customers: 46,000

Business Centres: 27

Yorkshire Bank

#6 market share in business banking in natural marketing area

#2 ranked business bank by Forum of Private Business

Business Customers: 55,000

Business Centres: 23

Solid businesses contributing significant profit

The Opportunity – Size of Target Segments

•                  SME Market in UK

•                  391,000 businesses with a turnover of > £500K

•                  We currently only have 3% share

•                  Private Banking Market in UK

•                  700,000 individuals earning > £60K per annum

•                  We currently have less than 2% share of these customers

•                  Others qualify on the basis of assets

Profitable target segments

The Opportunity – South of England

•                  Profitable target segments

•                  No presence in the South

[GRAPHIC]

60% of wealth in the UK & 20 million people

The Opportunity

•        Profitable target segments

•        No presence in the South of England

•        Need to protect market share in Scotland

•        Opportunities to grow market share in Yorkshire

•        Opportunities to grow Agribusiness

•        Opportunity to provide differentiated proposition in order to compete against large, established competitors

Unique opportunity for a differentiated offering

Playing a Different Game – Integrated Financial Solutions

•                  Relationship-based service out of Financial Solutions Centres

•                  SME and Private Banking segment

•                  Tailored products and pricing

•                  Local decision-making

•                  Professional partnership model

•                  Creating value

•                  Integrated

•                  For the right customer the answer is “Yes” – now what’s the question?

Back to the Future

Playing a Different Game: Our Model

The Customer Experience	Tailored Centres

Member

Named Partner (RM)	[GRAPHIC]

Partners (Specialists)

Credit / Admin / Sanction

Tailored and Integrated

Playing a Different Game: Our Incentive Scheme

Unlimited earnings linked to retaining our best
people
Managing Partners
Senior Partners
Partners	Income/Profit	V	Plan	Quality Gates	Reward
Credit Partners						[CHART]
Associates

Level of involvement	My share	Your Share
				YEAR 1	YEAR 3
I’ve done all the work but need your help to complete the transaction	75%	25%		Partner	Senior Partner
			[CHART]
We’ve both worked equally to build the solution	50%	50%			Partner (Business)	Partner
					Partner	(Asset	Partner
I’ve given you a warm lead that you’ve converted	25%	75%			(Business)	Finance)	(Private)

Business Model & Incentive Scheme Support Retention of Talent

Progress to Date: Principles / Operating

Achieved Since 1 March 04 (10 months)

•                  Control/Compliance and Supervision Structure

•                  Expansion – 10 step, 278 day process

•                  People – 200 top Q talent in 10 months; 300 more to go

•                  Credit – 90% of decisions locally

•                  Products, Pricing & Local Marketing

•                  Alignment with Third Party Distribution

•                  M.I. and Remuneration

Driving change for the benefit of the organisation

Progress to Date: Our Presence in 2003

[GRAPHIC]

60% of wealth in the UK

Progress to Date: Southern Expansion in 2004

[GRAPHIC]

12 sites in key locations

Progress to Date: Planned Expansion

[GRAPHIC]

South of England network of 30+ sites by end 2005

Progress to Date: National IFS / Leveraging

•                  National IFS structure launched

•                  Heads of IFS appointed in 8 regions

•                  Managing Partners appointed

•                  39 existing Clydesdale and Yorkshire business centres being turned into full/satellite Financial Solution Centres

•                  Aiming for 80+ Financial Solutions Centres by 06/07

Leveraging the capabilities we have built

Progress to Date: National IFS

• End of 05: 70+ sites

• 06/07: 80+ sites

• 7 FSCs (outside London) cover populations greater than Brisbane

[GRAPHIC]	• The 8 FSCs in Yorkshire cover a population greater than Melbourne

• The 9 London FSCs will cover population greater than Melbourne & Sydney combined

• The 3 FSCs in Manchester/Merseyside cover a population greater than Sydney

• The FSC in Glasgow covers a population greater than Perth

Light infrastructure model with national coverage

Progress to Date: Performance Management Culture

•                  Pace and total personal accountability

•                  P&Ls

•                  Accurate MI

•                  Trend Monitoring and ratios

•                  Regular recognition and challenge and support

•                  Cost to income ratio driven

•                  Building a high performance culture – 53% engagement

Building a high performance culture

Progress to Date: IFS Opportunity Pipeline Performance Metrics

Stock Value of Opportunity Pipeline	Opportunity Approvals

[CHART]	[CHART]

Monthly Drawdown Values

[CHART]

Strong performance delivering results

Financial Expectations

New Sites

•                  A typical new IFS centre is expected to have a cash flow payback of circa 23 months

•                  Opportunity per new site represents circa £4m PBT in steady state

•                  Targeting 40% cost / income ratio

Converted Sites

•                  Some costs when retro-fitting to traditional centres

•                  Opportunity per converted site represents circa £400k PBT

In Conclusion

•                  We are confident that with IFS we will successfully develop a differentiated proposition to support sustainable growth

•                  Our results to date are very encouraging and we are moving with pace to implement the organisational and cultural change required to drive our business forward

•                  Competitors can’t follow us easily

•                  Opportunity to generate a business and a model with no baggage

•                  Upside due to better geographical coverage, good staff, and the generation and leverage of best practice across the Group

European Investor Conference
Third Party Distribution - A Channel for Selective Growth

Dean Cutbill, GM Third Party Distribution	7th February 2005

[GRAPHIC]

[LOGO]

Agenda

•              Why Third Party Distribution?

•              Our Strategy

•              Execution

Why Third Party Distribution and Size of the Opportunity

The Shift in Mortgage Origination in the UK	UK Mortgage Market , Gross Lending 2003 - £277bn

[CHART]	[CHART]

Mortgage is the Heart of the Consumer’s Financial World

[CHART]

Source: John Malone - Head of Prudential Mortgage Club

NAB’s History in the UK Intermediary Mortgage Market

Key reasons for not having succeeded previously:

1.     Lack of market expertise

2.     Local not national

3.     Imported thinking

No credibility as a result

Intermediary Market Myths

Statement	Reality

• “Poor quality customers go to intermediaries”	• Financially aware customers seek professional advice

• “Quality of business is poor”	• Comparable risk profile to Retail business

• “Brokers are constantly churning”	• Less than 20% brokers actively manage customer base

• “High cost of customer acquisition”	• 2002 KPMG study – intermediary business cheaper

• “Shorter product life”	• Product life is not shorter – it is the norm

Our Opportunity in the Intermediary Mortgage Market

•                  The UK mortgage market is 3.5 times the size of Australian market

•                  Ready to play in 65% of the market previously untapped

•                  Mortgage has become the heart of the customer’s financial world

•                  The UK is a very professional regulated market

•                  Acquisition of right type of customers

•                  Low cost infrastructure

Key Elements of Third Party Strategy

•                  Focused distribution

•                  Create mortgage growth

•                  Adapt a selective approach

•                  Acquisition channel for IFS customers

Third Party Distribution – Achievements so Far

FYQ3 04	FYQ4 04	FYQ1 05	FYQ2 05

1. Market entry and build Initial capability

• Right Management Team in place
• Identified issues
• Launch with Charcol April 2004

FYQ3 04	FYQ4 04	FYQ1 05	FYQ2 05

2. Upgrade and refine capability
1. Market entry and build Initial capability	• FSA compliant
• Right Management Team in place	• New Relationship Managers in place
• Identified issues	• Premier Broker selection
• Launch with Charcol	• Market entry results
April 2004	• £125m completions
	• £185,000 average loan	[CHART]
• Loan to Value 55%

FYQ3 04	FYQ4 04	FYQ1 05	FYQ2 05

3. Strengthen capability
	2. Upgrade and refine capability	• New product range
	• FSA compliant	• Sophisticated website
1. Market entry and build	• New Relationship Managers in place	• Ability to E-trade
Initial capability	• Premier Broker selection	• Best practice processing
• Right Management	• Market entry results	• Quick and cost effective
Team in place	• £125m completions
• Identified issues	• £185,000 average loan
• Launch with Charcol	• Loan to Value 55%
April 2004

FYQ3 04	FYQ4 04	FYQ1 05	FYQ2 05

4. Increase volumes
• Outsourcing preferred supplier
		3. Strengthen capability	• 135 Broker firms
• New product range
• Sophisticated website
	2. Upgrade and refine capability	• Ability to E-trade
	• FSA compliant	• Best practice processing
1. Market entry and build	• New Relationship Managers in place	• Quick and cost effective
Initial capability	• Premier Broker selection
• Right Management	• Market entry results
Team in place	• £125m completions
• Identified issues	• £185,000 average loan
• Launch with Charcol	• Loan to Value 55%
April 2004

FYQ3 04	FYQ4 04	FYQ1 05	FYQ2 05

4. Increase volumes
		3. Strengthen capability	• Outsourcing preferred supplier
	2. Upgrade and refine capability	• New product range	• 135 Broker firms
	• FSA compliant	• Sophisticated website	• YTD
1. Market entry and build	• New Relationship Managers in place	• Ability to E-trade	• Applications £217m
Initial capability	• Premier Broker selection	• Best practice processing	• Completions £107m
• Right Management	• Market entry results	• Quick and cost effective	• Pipeline £153m
Team in place	• £125m completions		• Average loan £197,000
• Identified issues	• £185,000 average loan		• Loan to Value 61%
• Launch with Charcol April 2004	• Loan to Value 55%		• Broker fees 40bp, no trail

Alignment with IFS

•                  A Hunter for IFS

•                  New customer acquisition

•                  Telephone sales team

•                  Relationship management model

•                  Other Opportunities

•                  Commercial loan market

•                  Asset finance market

Conclusions

•                  Competitors have

•                  large branch infrastructures

•                  mass market processing

•                  silo thinking

•                  defender

•                  The new team has delivered

•                  a market strategy

•                  market entry

•                  capability built

•                  Now it’s about driving volumes

European Investor Conference
Introduction to Second Session

Lynne Peacock, CEO Europe	7 February 2005

[GRAPHIC]

[LOGO]

Second Session – Back Office Activities

Impact
“Do What We Do But Do It Better”
Single efficient products delivery

• Products - Simplified and refreshed product range	• Products rationalised
• Products “fit for purpose” for each distribution business
• Brands & Marketing - Refreshing brands and improved customer understanding	• Margins in line with market given our mix of business
• Appropriate fees and charges
• Back Office - Creating an efficient back office
Creating value from our brands

• High brand recognition
• Good customer understanding

Consolidated efficient back office

• Cost base in line with competitors
• Integration complete, with systems convergence
• Delivery in-house where efficient, otherwise successfully outsourced processes

European Investor Conference
Moving to Sustainable Product Profitability

Garry Mulcahy, GM Product Solutions	7 February 2005

[GRAPHIC]

[LOGO]

Agenda

•                      Situation analysis

•                      Product Strategy and Progress

•                      Future mix of business and margin impact

•                  Situation analysis

•                  Business Mix and Share of Wallet

•                  Unit cost

•                  Pricing

•                  Product Strategy and progress

•                  Future mix of business and margin impact

Business Mix

FY02

	Lending	Deposits

Consumer Finance (£3.0bn)

Mortgages(£5.8bn)
Personal
Current Accounts (£3.8bn)

Savings (£4.7bn)

Business Lending (£8.5bn)
Business
Corporate Lending (£4.9bn)

Business Deposits (£4.1bn)

Corporate Deposits (£1.5bn)

Net retail funding gap
(£8.0bn)

	Lending (£22.2bn)	Retail deposits (£14.2bn)

	NIM Total Europe: 2.94%	NIM FSE: 4.28%

Notes:

•                  Including Ireland

•                  Income includes both NII and OOI

•                  FSE margin and BFS/Corporate lending balances are post Mosaic adjustment

Margins: 2002 Competitor Comparison

Net Interest Margin(1) 2002	Lending Mix(2) 2002

[CHART]	[CHART]

(1.)                            Net interest income as a percentage of average interest earning assets

(2.)                            Loans & Advances to Customers (excludes businesses).  Corporate Advances also incorporates repo-agreements where specified separately by lender.  Other Advances incorporates secured advances also where specified separately by lender

(3.)                            Lending mix is calculated on global book as RBS do not report separate domestic and overseas splits

Note: Total Europe & FSE includes Ireland

Source:  Annual reports

Margins: 2003 Competitor Comparison

Net Interest Margin(1) 2003	Lending Mix(2) 2003

[CHART]	[CHART]

(1.)                            Net interest income as a percentage of average interest earning assets

(2.)                            Loans & Advances to Customers (excludes businesses).  Corporate Advances also incorporates repo-agreements where specified separately by lender.  Other Advances incorporates secured advances also where specified separately by lender

(3.)                            Lending mix is calculated on global book as RBS do not report separate domestic and overseas splits

Note: Total Europe & FSE includes Ireland

Source:  Annual reports

Net Interest Income – FSE

FSE NII Developments 2002-2004

[CHART]

•                  Historical high net interest margins have been reduced through re-pricing and change in business mix

•                  Margin reductions resulted in circa £115m reduction in overall Total Europe net interest income between 2002 and 2004, the majority of which in FY04, while the changing mix contributed c.£40m

Notes:

•                  Includes Ireland

•                  IMS and Other indicate movement in NII between years

•                  “Other” includes impact from hedging, funding and income from share capital

Summary Observations: Business Mix / Share of Wallet

• The historic mix of business
• Skew to consumer finance
Attractive but	• Small mortgage book
unsustainable	• Business lending mix — SME and Corporate
margins	• Low retail deposit book
• Pricing strategy focused on revenue, not growth

Attractive but
unsustainable
margins

• Have not capitalised on product innovations
Revenue	• Gaps in competitive product range
opportunities exist	• Non-integrated sales approach
from cross sell	• Slow pricing dynamics

Excluded ourselves
from attractive
parts of market

CYB Customer Base by Banking Product Holdings

Customers With 1 Bank Product

[CHART]	[CHART]

• Opportunity Existing customers hold on average fewer products with the bank

• Key Observation Only a third of our customers hold more than one CYB bank product

Source:  NAGE Customer Knowledge, Nov 2004

Summary Observations: Business Mix / Share of Wallet

Attractive but
Unsustainable
Margins

Revenue
opportunities exist
from cross sell

• Lack of presence in South of England
Excluded ourselves	• Limited development of products/systems to support non-Branch distribution:
from attractive	• Direct channel offers
parts of market	• Off-shore deposit gathering
• Third Party Distribution presence

Agenda

•                  Situation analysis

•                  Business Mix and Share of Wallet

•                  Unit cost

•                  Pricing

•                  Product Strategy

•                  Future mix of business and margin impact

Product Proliferation has Complicated the Business

2002 Product Set

[CHART]

Summary Observations: Proliferation of Products has Impacted Unit Cost

	•	Proliferation of products
		•	Confusion for customers
Multiple products		•	Confusion for sales force
		•	Lack of differentiation
		•	Higher costs to support “on-sale” and “off-sale” products

	•	Multiple systems to maintain products
		•	multiple sales & illustration tools impact sales productivity
		•	complicates servicing and security
Inefficiencies		•	no single view of customer holdings
		•	difficult to get customer profitability
		•	Stunted CRM and lead generation capability
		•	slow and expensive product development cycle

Agenda

•                  Situation analysis

•                  Business Mix and Share of Wallet

•                  Unit cost

•                  Pricing

•                  Product Strategy

•                  Future mix of business and margin impact

Summary Observations: Pricing

	•	Pricing out of line with market
		•	Deliberate high pricing to maximise short term profit
Relative pricing		•	Slow response to pricing moves in the market
		•	High back book pricing
		•	Absence from best buy tables

Relative Pricing: Basic Savings Accounts

Online Savings Accounts (May 2003)	Branch Savings Account (May 2003)

[CHART]	[CHART]

Rate - %	Rate - %

Historically poor position and no presence in remote channels

Source: Moneysupermarket.com

Summary Observations: Pricing

Relative pricing

Pricing Impacts on	•	Some of our historical actions had reverse outcomes
Customer		•	Putting up fees led to customers changing their behaviour
Behaviour		•	Ultimate change of behaviour was to leave bank - customer attrition impact

Pricing Impact on Customer Behaviour - Bad Fees

2002 Attrition Analysis

Reasons for Leaving	. . . in particular unauthorised overdraft fees . . .	. . . and specifically the monthly overdraft fee

[CHART]	[CHART]	[CHART]

Unauthorised overdraft fees and charges was the most important driver of attrition in 2002

Agenda

•                  Situation analysis

•                  Business Mix and Share of Wallet

•                  Unit cost

•                  Pricing

•                  Product Strategy and Progress

•                  Future mix of business and margin impact

Product Strategy

Tactical Fixes	Narrow the Focus	Rebalance and Rationalise

Progress

2003

Tactical Fixes	Narrow the Focus	Rebalance and Rationalise

•                  Price movements for volume
(fix front book first)

•                  Quick Product changes

•                  Integrated sales processes
(increased cross sell)

Pricing

Re-pricing Strategy

	Phase 1:	Phase 2:	Phase 3:
	Reduce attrition	Stabilise income	Grow
NII
[GRAPHIC]

	• Bringing prices in line with market	• Prices in line with specific competitors	• Segment Target pricing

	• Less customer defections	• New customers outnumber attrition	• Volume impact outweigh margin squeeze

• No growth in book

Time

	Re-pricing Strategy			Current Front Book Pricing

	Phase 1:	Phase 2:	Phase 3:	[CHART]
	Reduce attrition	Stabilise income	Grow
NII

[GRAPHIC]

	• Bringing prices in line with market	• Prices in line with specific competitors	• Segment Target pricing

	• Less customer defections	• New customers outnumber attrition	• Volume impact outweigh margin squeeze

• No growth in book
Time

2002 - 2004: Margin and Business Mix

	FY02		FY04
	Lending	Deposits	Lending	Deposits

	Consumer Finance (£3.0bn)		Consumer Finance (£2.8bn)
Personal	Mortgages(£5.8bn)		Mortgages (£7.2bn)
		Current Accounts (£3.8bn)		Current Accounts (£4.1bn)
		Savings (£4.7bn)		Savings (£4.8bn)
	Business Lending (£8.5bn)		Business Lending (£9.4bn)
Business	Corporate Lending (£4.9bn)		Corporate Lending (£5.4bn)
		Business Deposits (£4.1bn)		Business Deposits (£6.3bn)
		Corporate Deposits (£1.5bn)		Corporate Deposits (£0.7bn)

		Net retail funding gap (£8.0bn)		Net retail funding gap (£9.0bn)

	Lending (£22.2bn)	Retail deposits (£14.2bn)	Lending (£23.9bn)	Retail deposits (£15.8bn)

	NIM Total Europe: 2.94%	NIM FSE: 4.28%	NIM Total Europe: 2.53%	NIM FSE: 4.03%

Notes:
•	Including Ireland
•	Income includes both NII and OOI
•	FSE margin and BFS/Corporate lending balances are post Mosaic adjustment

Progress

2003	2004
Tactical Fixes	Narrow the Focus	Rebalance and Rationalise

	• One Bank mindset
	• Define On Sale Product Suite
	• Fill Strategic Product Gaps
	• Offset mortgage
	• Current Account Plus
	• Savings Account Plus
	• Third Party Distribution
	• Life Insurance (L&G)
	• Commercial Insurance (AXA)
	• Tailor pricing
	• Exit lines of business that are non-core:
	• Life Insurance
	• Custodial Services
	• Commercial Insurance

2003	2004	2005

Tactical Fixes	Narrow the Focus	Rebalance and Rationalise

		• Reduce Complexity:
		• Exit Ireland
		• “Off Sale” Product Rationalisation
		• Continue portfolio reviews

		• Future business mix

		• Back Book Margin Management, offset by:
		• reduce unit cost
		• increase volume

Rationalise and Align: CYB Product Portfolio

2002 Product Set	Rationalised Product Set

[CHART]	[CHART]

Agenda

•                  Situation analysis

•                  Product Strategy and Progress

•                  Future mix of business and margin impact

Future Mix of Business

	FY04		Future
	Lending	Deposits	Lending	Deposits

	Consumer Finance		Consumer Finance
Personal	Mortgages		Mortgages
		Current Accounts		Current Accounts
		Savings		Savings

Business Lending
Business	Corporate Lending		Business Lending
		Business Deposits	Corporate Lending	Business Deposits
		Corporate Deposits		Corporate Deposits
		Net retail funding gap		Net retail funding gap

Current Competitive Positioning

[GRAPHIC]

•                  Quartile comparison against direct competitors (not total market)

•                  Positioning shows average position for book – there are variances within products, in particular in the mortgage books, with better positioning for attractive customer segments

Agenda

•                  Situation analysis

•                  Product Strategy and Progress

•                  Future mix of business and margin impact

•                  Conclusion

In Conclusion

•                  Reasonable progress on product strategy

•                  Foundations of a range of competitive product offers in place

•                  Significant pricing decisions taken

•                  Residual margin issues more manageable

•                  Still significant product rationalisation but simplified following Irish sale

European Investor Conference

Understanding Customers & Brand

Glenn King, GM Customer Strategy and Delivery	7 February 2005

[GRAPHIC]

[LOGO]

Key Customer Issues Driven from Non investment

1.	Customer insight	• Not differentiating products / services to customer needs
• Poor systems and techniques for analysing customer behaviours

2.	Brand	• Brand metrics showed a deterioration in brand performance
• Lack of common and consistent brand “values”

3.	Direct Channels	• Lacking in key channels and regional coverage

Result	• Many years of customer attrition
• Insufficient customer acquisition
• Higher cost to serve

1.  Customer Insight

• Business Issue
• Results
• Limited systematic use of customer information		• Led to revised customer segmentation based on sustainable points of differentiation
• Customer Impact
• Poor segmentation, focus on wrong customers • Low product penetration of existing customers and high customer attrition	Progress made	• Automatic customer lead generation leading to sustained income growth over 5 years
• First six months shown promising signs with £5m income
• Addresses negative customer attrition and acquisition trends
• Solution
• Commenced investment in single customer data warehouse and good analytical marketing capability
• Built propensity, behavioural and profitability models and triggers

2.  Brand

•                  Business Issue

•                  Brands not supported and strengths dissipated

•                  Mixed internal and external understanding of brand identity and promise

•                  Customer Impact to 2003

•                  Decline in brand loyalty, preference and awareness

•                  Last and second last in key customer satisfaction surveys for Clydesdale and Yorkshire

•                  Brand values not understood by staff

Solution - Four Phase Integrated Brand Strategy

Phase 1	Detailed customer and competitor research

Phase 2	Developed brand strategy and positioning programme

Phase 3	Internal brand staff immersion and education initiative

Phase 4	External brand positioning and sustained campaign delivery

2.  Brand - Results of Brand Strategy on Lead Indicators

Key Metrics (Calendar 2004)

[CHART]

•                  Increase in brand loyalty, advocacy and satisfaction metrics

•                  Brand awareness increased from 12% to 18%

•                  Customer satisfaction scores improved from last to second and third

•                  80% of staff can nominate and deliver on brand values

•                  Customer acquisition and attrition trends reversed

Source : PWC Brand Tracking Survey

3.  Direct Channels

•                  Business Issue

•                  No sustained investment in direct channels resulting in sub optimal service

•                  Separate ATM, Internet, Call Centre

•                  Impact

•                  Multiple call centres with duplication of costs and infrastructure

•                  Less than 50% of branch network and customer base using centralised call centres

•                  Less than 10% of our customers on Internet Banking service

•                  Over 90% of consumer finance sales through branch network

•                  Over 60% of transactions through branch network

•                  Gaps in UK wide channel offer

•                  Solution - commenced from mid 2004

•                  Focussed and priority rebuild of direct distribution as part of customer strategy

3.  Direct Channels - Progress and Early Results to Date

•                  Call Centre

•                  5 call centres rationalised to 2 integrated call centres

•                  100% branch network and customer base migrated to call centre

•                  Direct call centre operations accounting for 30% of consumer finance sales

•                  Internet

•                  June 2005 launch of new Internet Banking platform.  Over 50% of customers on service by end of 2006

•                  Launched new Internet product purchase and information services

•                  UK wide outlet service

•                  Launched UK wide Post Office banking service for Clydesdale personal and business customers

Summary - Sustained Profitable Customer Growth

Improved customer insight	+	Brand revitalisation	+	Direct channel development

=

Sustained Profitable Customer Growth

European Investor Conference
Cutting the Cost of Production

Tom Burns, GM Operations	7 February 2005

[GRAPHIC]

[LOGO]

Objective – Cut the Cost of Production

•                  5 Point Plan

•                  Centralisation of workload

•                  Streamlining of processes

•                  Rationalisation of management structure

•                  Reduction in property usage

•                  Convergence of technology platform

The Problem - Cost Base Too High

FY 2002

	Cost / Average				Average Assets
	Assets	Ranking	PBT / FTE	Ranking	/ FTE	Ranking
	(%)		(£’000)		(£m)

Best

Northern Rock	0.64	1	85.6	1	7.7	1

HBOS	1.13	2	45.5	3	5.2	3

Abbey National	1.64	3	-33.6	n/a	7.4	2

Barclays	1.74	4	41.5	5	4.9	4

Bradford & Bingley	1.96	5	31.0	8	3.2	7

Alliance & Leicester	1.99	6	50.3	2	4.3	5

Lloyds TSB	2.01	7	31.7	7	3.0	8

Royal Bank of Scotland	2.40	8	42.0	4	3.4	6

Worst

National Australia Group Europe	2.41	9	40.8	6	2.4	9

•                  Uncompetitive

•                  Cost base too high and too fixed

•                  Lack of common systems, processes and automation

•                  Cost overlap ...

•                  ... Hence massive opportunity

Note: Costs are inclusive of goodwill and exclusive of provisions

Source:  Company publications, internal data

Centralisation of Workload

		Centralised Processing	• Consolidation of processing centres
• Selective outsourcing
[GRAPHIC]	+
		Selective Outsourcing	• Simplified management structure

• Geographic concentration

• Rationalised common product set

2002		2004 / 05	2006/ 07

Streamline of Process

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

2002	2004 / 05	2006/ 07

Rationalisation of Management Structure

• Rationalise middle & senior management

FSE Operations		• Streamlined leadership teams for Operations and Technology

• Geographic concentration of management and activities

WME Operations	Consumer Finance Operations	• Clearer and simpler lines of control

• Senior manager “on the ground” in each geographic region

• Reduced travel and communication costs

Reduction in Property Usage

Number of Network & Non-Network Sites

• Target of nine non-network sites (c100,000 sq ft) for exit

[CHART]	• Glasgow project will result in 45,000 sq.ft reduction in FY05

	• Opportunity to align branch footprint

	• Target savings of £11m per annum by FY07

Current Technology Architecture

Channel

Internet

Browser

TeleBank

Teleledger

IVR

Periphonics

CTI

Outlet

Browser
3270	Supergen	BAP Teller/ Maint.
Euroquote	BAP BC	Olivetti Teller/ Maint.
FRED	ECCC Sales	3270

Call Centre

Browser

ECCC Sales

Broker

Sourcing

N/A

Mobile

Siebel

Client

ATM

Phoenix

Mail

Physical

Mail

Secure

Email

N/A

Techinical Services

B2B

Gateway

N/A

Document

Store

FE Doc Store

Commissions

Engine

N/A

Payments

Warehouse

IB

ETB

TeleBank

Imaging/

Workflow

Lending Services

SAM

Security

Security

IM accounts

ETB Dbase

FE IM

BAP

Olivetti

Integration

GCS

SDM- Lite

Application

Server

Websphere

Sales/CRM

Siebel

Portal

N/A

Content

Management

Business Services

Sales
S&I
3270	Supergen
Euroquote	BAP BC
FRED	ECCC Sales

Cards

Certegy

Servicing

MEO

BAP
Teller/ Maint

Olivetti
Teller/ Maint

3270

ECCC V B

Product
Systems

Systematics

DA

BAP

Corporate

Kapiti

Payments
Store

IB

ETB

TeleBank

Collateral
Management

SAM

Relationship
Management

Sieble

Commissions

N/A

Data
Warehouse

EDW

Workflow

Collections

London Bridge

DA Processes

Credit Score

Experian

Single Cust View

ATM

Base 24

Technology Target

Channel

Internet

Browser

IVR

Periphonics

CTI

Outlet

Browser

Call Centre

Browser

Broker Sourcing

Sourcing Systems

Mobile

Siebel Client

ATM

Phoenix

Mail

Physical Mail

Secure Email

S/MIME

Technical Services

B2B Gateway

Document Store

Content Manager

Commissions Engine

Payments Warehouse

IB

Imaging/ Workflow

AWD

Security

IM

Integration

GCS

Application Server

Websphere

Portal

Sales/CRM

Siebel

Content Management

Business Services

Sales

S&I

Cards

Certegy

Servicing

Teller/MEO

Product Systems

Systematics

Corporate

Kapiti

Payments Store

IB

Collateral Management

SAM

Relationship Management

Siebel

Commissions

Data Warehouse

EDW

Workflow

Collections

London Bridge

Credit Score

Experian

Single Cust View

ECAP

ATM

Base 24

Planned Cost Savings

Full Year Planned Cost Savings (FY07)
• Total savings c.£60m

[CHART]	• Need to improve our competitive position

• Realistic and achievable

Focus on Achievement – Short Term

Action	By When

Legal Entity Merger completed successfully	Q1

Convergence 1.0 release successfully delivered CYB offset mortgage	Q1

New Operations Leadership Team selected and in place	Q2

Regional integration of WME service delivery & Consumer Finance	Q3

Complete internal process re-engineering programme	Q3

Third Party Mortgages processing outsourced	Q3

Focus on Achievement – Medium Term

Action	By When

Assess & implement further selective outsourced arrangements	2005/6

Undertake transition work to support sales of Irish Banks	2005/6

Complete roll out of Siebel sales & illustration to CYB branch network	2005/6

Roll out of new teller solution across CYB network	2006/7

Complete core system convergence to Systematics	2006/7

Retire legacy systems to reduce complexity	2006/7

Where Are We?

Centralisation of Workload	Removal activity from front line	Opportunity

Streamlining Processing	Reduce back office processes

Rationalisation of Management Structures	Delayer senior / middle management

Reduction in Property Usage	Concentrate geographies

Technology Convergence	One common operating system

2002	2004 / 05	2006/ 07

Five Point Plan

•                  Cut Cost of Production

•                  Improve Efficiency

•                  Improve Effectiveness

Very Real Plan - Underway

European Investor Conference
Wrap-Up

Lynne Peacock, CEO Europe	7 February 2005

[GRAPHIC]

[LOGO]

Strategy for Differentiation

“Do what we do, but do it better”

		“Do what we do, but do it better”	Differentiated GB business

One efficient GB business
2002			“Playing a different game”
CB	YB

NB	NIB

What Will Success Look Like?

•                  Simple efficient products delivery

•                  Consolidated efficient back office

•                  Creating value from brands

•                  A national Refocused Retail business

•                  Differentiated IFS and Third Party

Status – Retail

Results so far	Impact

• Increase in new customers and decrease in customer	• Above systems growth in core products
attrition	• Further Increases in cross sales levels
• Increase in insurance cross sales	• Productivity improvements
• Increased variable pay	• Reduced cost to serve

Work still to do

• Branch realignment
• Transaction migration
• Increase sales effectiveness

Status – IFS

Results so far	Impact

• 12 sites opened in the South East	• Payback timeframe for new sites circa 2 years
• Over 200 hires – circa 65% external	• Expect PBT per new site of £4m per annum in steady
• Attractive incentive system	state
• Expect a significant improvement in converted sites

Work still to do

• Development of another 20 sites in the South East
• Complete “retro-fitting” of IFS into Clydesdale and Yorkshire Business Banking activities

Status – Third Party Distribution

Results so far	Impact

• Capability built	• Expect Third Party channel to contribute £800m +
• £125m business written in FY04 since launch in April	mortgage growth in current year
2004	• Well established channel with strong broker relationships
• Key introduction source of premium customers to IFS
Work still to do

• Increase volumes
• Further development of products tailored for Third Party channel
• Improved processing

Status – Products

Results so far	Impact

• Margins managed down	• Margin contraction to continue through current financial
• New products “fit for purpose”	year
• Products rationalised	• Volume growth to offset margin decline over time
• Sale of National Australia Life / L&G alliance	• Single and simple product set

Work still to do

• Continue margin management
• Further product rationalisation
• Develop new products

Status – Marketing

Results so far	Impact

• Developed and rolled out National Leads	• Improved direct channel capability
• Development of outbound call centre lead generation	• Improved customer acquisition and attrition
• Introduction of CVM to improve customer understanding	• Positive brand metrics
• Brand revitalisation and brand values	• Incremental lead generation

Work still to do

• Improve customer understanding and analytics
• On-going brand reinvigoration
• Upgrade on-line channels
• Franchise marketing models for IFS centres allowing greater local control

Status – Operations

Results so far	Impact

• Legal entity merger	• Improved processing efficiencies
• Centralisation of processes and workload removal	• £60m in cost savings identified to date
• Selective outsourcing	• Increased flexibility
• Technology – Front End / platform upgrade	• Products quicker to market

Work still to do

• Complete work on restructuring initiatives
• Complete CYB convergence
• Move to more variable cost basis
• Processes aligned across CYB from 17% to 95%
• In branch processing reduced from 75% to <40% workload

Performance Outlook

•                  Targeting return to sector growth rates and profitability

•                  Facing headwinds from several issues in current year

•                  Ongoing margin decline

•                  Built in costs and ongoing investment

•                  Early results are positive but ’05 earnings are expected to show a decline on ’04

•                  2 to 3 year turnaround timeframe remains achievable

•                  Further details on provisioning and costs saves to be provided in May

Summary

•                  UK market is attractive

•                  Developing business will create more value then selling

•                  Why we will be successful

•                  Leadership team with proven track record in UK market

•                  Clear and differentiated strategy

Disclaimer

The preceding material is a presentation of general background information about the National’s activities in Europe, current at the date of this presentation, 7 February 2005.  It is information given in a summary form and does not purport to be complete.  It provides forward looking statements which have been based on our current expectations about future events.  Such statements are only predictions and are subject to inherent risks and uncertainties that could cause actual events or results to differ materially from the expectations described in such forward looking statements.  These materials are not intended to be relied upon as advice to investors or potential investors and do not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice, when deciding if an investment in appropriate.  No representation or warranty (express or implied) is made as to the accuracy or likelihood of fulfilment of any statement.

30/01/05 2.00pm

NATIONAL AUSTRALIA BANK LIMITED

SCRIPT FOR THE

ANNUAL GENERAL MEETING

31 JANUARY 2005

Good afternoon ladies and gentlemen.

My name is Graham Kraehe and I am the Chairman of the National.

It is now 2 o’clock, this is a properly constituted meeting and a quorum is present.

I therefore declare this Annual General Meeting of National Australia Bank Limited open.

I welcome you here today.

I also welcome those shareholders viewing on the internet.

The National was the first financial institution in Australia to broadcast its AGM over the internet, that was more than five years ago.

It enables us to communicate directly with shareholders who cannot be present today, including those who live in other parts of Australia and overseas.

The National has nearly 400,000 shareholders who have invested directly in the Company.

This is an increase of almost 60,000 shareholders since last year.

In addition, there are many thousands who have invested indirectly through funds management products.

The number of shareholders present here today, and the many who have returned their completed proxy forms, demonstrates a real interest in the Company’s affairs.

(Pause)

At last year’s AGM, a number of shareholders expressed concern that too many companies were holding their AGMs in the week prior to Christmas.

With a September year end, we are not able to hold the meeting earlier in December but we have taken on board the comments of shareholders, and accordingly changed the date of the AGM from the week before Christmas to today.

We have also taken on board the comments of shareholders from last year’s AGM concerning the voting process.

Accordingly, at the meeting today, shareholders will have an opportunity to express their views through a vote on a show of hands.

(Pause)

I would now like to introduce to you the people here on stage with me today.

Seated on my far right -

First we have Robert Elstone.

Robert joined the Board in September last year.

He is a member of the Board’s Nomination and Risk Committees.

Robert and all of the Directors standing for election for the first time today will address the meeting later.

Next to Robert is Ahmed Fahour.

Ahmed joined the National in September last year and is now Executive Director and Chief Executive Officer, Australia.

Next is Danny Gilbert.

Danny joined the Board last September and is also a member of the Audit and Nomination Committees.

Next we have Geoff Tomlinson.

Geoff was appointed as a Director in March 2000.

He is the Chairman of our wholly owned subsidiary, National Wealth Management Holdings Limited, which includes MLC, and is the Chairman of the Human Resources Committee and a member of the Nomination Committee.

Next we have Michael Chaney.

Michael joined the Board last month and is also a member of the Nomination Committee.

Next we have our corporate governance officer, the Company Secretary Garry Nolan.

Moving now to the other side, we have the Group Managing Director and Chief Executive Officer John Stewart.

Next we have Michael Ullmer.

Michael joined the National last September as the Group Chief Financial Officer and is now an executive director responsible for finance and risk.

Next to Michael we have John Thorn.

John joined the Board in October 2003 and is now Chairman of the Audit Committee and a member of the Human Resources and Nomination Committees.

Next we have Paul Rizzo.

Paul joined the Board last September.

He is a member of the Audit and Risk Committees and acts as the non-executive link between the two committees.

In addition, he is a member of the Nomination Committee.

Next to Paul is Peter Duncan.

Peter joined the Board in November 2001 and is Chairman of the Risk Committee and a member of the Nomination Committee.

Next we have Jillian Segal.

Jillian joined the Board last September and is a member of the Human Resources and Nomination Committees.

Next we have Malcolm Williamson.

Malcolm joined the Board in May last year and is the Non-Executive Chairman of the National’s United Kingdom operations.

He is also a member of the Nomination Committee.

In addition, we have the Chief General Counsel, David Krasnostein.

I would also like to introduce in the audience, Brian Greig, a Partner with the Auditors KPMG, and Steve Aldersley, a Partner with Ernst & Young.

We now turn to the matters before the meeting.

All shareholders have received the Notice of the Annual General Meeting which, with your agreement, I propose be taken as read.

(PAUSE)

Let me now make some comments on the past year.

2004 was clearly a year of unprecedented challenges and changes for the National with unacceptable performance for shareholders.

I know many shareholders are concerned about the events that affected the National’s performance and share price during 2004.

On behalf of the Board and management I express our sincere apology to shareholders for the performance during this period.

I believe we have accepted our shortcomings and wholeheartedly embraced a change program that addresses the underlying issues.

We have commenced a journey to change the leadership, structure and culture of the company to set the foundations for a “new” National.

We started at the top with sweeping leadership change.

We appointed six new non-executive directors and two new executive directors as part of the Board renewal process which is one of the most comprehensive reviews undertaken by a major Australian company.

Following John Stewart’s appointment as the new Chief Executive, we have reviewed and changed the senior management team including the appointment of a new Chief Financial Officer and new head of our Australian business.

Accountability for past mistakes has been demonstrated by actions not words.

[Pause]

Despite the seriousness of the issues we confronted in 2004, the National still reported an annual profit of more than $3 billion.

We have strong brands and financial services franchises, an excellent portfolio of businesses to provide improved returns to shareholders.

We have recognised there is much to be done to restore the National’s reputation and regain shareholder confidence but we start from a solid base.

(Pause)

The title of this year’s annual report is “the Year, the Facts, the Future.”

This title was chosen to demonstrate that the Board and senior management have accepted some hard home truths about the National, its performance and our collective responsibility for this.

It is also a useful framework for explaining to shareholders what happened during “the Year”, “the Facts” about the National’s performance and our plans for “the Future”.

First - The Year

In January we announced the discovery of $360 million in foreign currency options losses.

Comprehensive reports by PwC and APRA were released to provide shareholders with a full assessment of this issue.

In brief, these reports identified weaknesses in our systems and processes.

In the Markets Division there were shortcomings in a range of areas of supervision, financial control, risk management and culture.

In March, we announced a four-point action plan to address the issues raised.

The four actions were:

1. Principal Board renewal

2. Extensive management changes

3. Improved Risk and control frameworks, and

4. Changing the corporate culture.

Importantly, we also decided that we should use the crisis as a catalyst to drive wide-ranging change across the organisation - not just fix the Risk

Management systems and culture within the Markets Division.

To limit the change to the Markets Division would have been the quicker and easier approach but it would not have provided the basis for rebuilding the National and its reputation.

[Pause]

Shareholders will have noted that ASIC has brought criminal proceedings against the four traders involved in the unauthorised trading.

We have co-operated fully with our regulators in all aspects of the investigation that has led to this action.

Because of the court action, I can’t comment further on this matter.

The PWC report was published in full, as was the subsequent report by APRA, and the enforceable undertakings agreed with ASIC.

The main impacts of these on our operations were:

•                  Increased capital requirements,

•                  a more conservative approach to calculating foreign exchange exposures and risk,

and

•                  closure of the foreign exchange options trading desk to new business.

We believe that very good progress is being made on the remedial work and consultation with our regulators, that is a condition for the removal of these requirements.

We are determined to properly address all the issues and build and maintain strong relationships with our regulators and good progress has been made in this area.

The release of all the reports associated with the foreign exchange trading losses demonstrates the commitment of the Board to openness and transparency.

Our commitment to lead the way to an open culture is also demonstrated by the very detailed remuneration report included in the Annual Report and the address at today’s meeting by the Chair of the Human Resources Committee to give shareholders clarity on this important issue and an insight into how this Board committee works.

Following identification of the foreign exchange trading losses, the Chief Executive Frank Cicutto decided it was in the best interests of the National for him to resign.

John Stewart was appointed as Managing Director and Chief Executive.

He stepped into a very difficult situation at short notice and the last year has required much more of him than anyone would have predicted at the time.

Amongst all the difficulties the National experienced shareholders can be assured that John’s impact has been very positive and the first step in our reform process.

He has worked tirelessly in shareholders’ interests.

In mid-February, the Chairman Charles Allen also resigned and I was elected as Chairman.

In March, differences emerged between one director and the other directors concerning the PwC report into the foreign currency options trading losses.

These differences were not able to be resolved within the board and an Extraordinary General Meetinghad been called.

This was the most demanding and difficult situation I have faced in my career.  But it was eventually resolved without the need for an Extraordinary General Meeting.

The Board was then able to get on with the work required to strengthen the National’s risk management systems and processes, implement the cultural change program, restore the National’s reputation and build shareholder value.

[Pause]

But we do regret its occurrence and the damage the National suffered as a consequence of it.

[Pause]

Having taken time to discuss the year,

I would now like to hand over to John Stewart to talk about “the Facts”

of the National’s performance in 2004.

I will then return to discuss “the Future” for the National.

********************

end

*******************

(MR STEWART)

Thank you Graham and good afternoon.

Thank you Graham and good afternoon.

I attended our last AGM as an Executive Director responsible for the National’s operations in Europe.

At that stage I was new to the National and still coming to terms with the issues I would have to address in the United Kingdom and Ireland.

It is a bit of an understatement to say a lot has happened since then.

In fact in a few days time it will be the first anniversary of my appointment as Chief Executive of the National and Graham has outlined the huge range of issues we have had to confront during the last year.

It was clear to me when I arrived that there was more wrong than just the foreign exchange issues

However, I was surprised by the full extent of the problems the bank faced.

Total shareholder return has lagged the industry over one, three and five years, our revenue growth had slowed, costs were increasing, there was a range of compliance issues and we did not have strong relationships with any of our stakeholders.

For the year to September 2004 our cash earnings fell by 15 per cent to $3.46 billion.

As I said at the time of the profit announcement this was a poor result and it’s unacceptable for the National and its shareholders.

In overview our results showed a company with flat revenue, unsustainable cost growth, a complex and costly business structure, poor compliance processes and a lack of a clear cultural framework.

These underlying issues had been building up like water pressure behind a dam wall.

The foreign exchange losses broke through the dam wall and the other issues spilled out and were then plain for all to see.

With the benefit of hindsight, the foreign exchange losses provided a catalyst for change and highlighted the need to address these underlying problems.

Naturally shareholders will want to know what progress we have made in addressing these issues.

I hope by the end of my address that you will see that we have taken a good hard look at our problems and have started to build a renewed National that will serve it’s shareholders well.

Be assured, all of these problems are fixable.

We do have excellent business franchises especially “here” in Australia.

Let me now discuss the main issues facing the National and I will split them into four main areas:

They are:

People & Culture

Regulatory & Compliance

Business Inefficiency, and

Stalled Revenue

Starting with People and Culture

All companies need to get two things right if they are to be successful:

They need good people, and those people displaying the right behaviours - culture if you like.

You need strong leadership with a diverse blend of skills, role clarity, and accountability throughout the organisation.

If you achieve this then you have a happy and engaged workforce.

I have found during my career that happy staff makes happy customers makes happy shareholders.

Significant progress has been made towards this goal.

I have appointed a new leadership team that includes a blend of people with strong career track records both from inside the National and from other organisations.

I am very pleased with the quality of the team and I am sure they will create a more nimble and customer-focused organisation.

Two of the new leadership team join me on the Board as executive directors.

In Ahmed Fahour, our new CEO Australia, we have someone who has had a great deal of international experience especially in the areas of integration and cross-selling bank and wealth management products.

I am pleased to have been able to lure him back to his hometown of Melbourne with the challenge of integrating our banking and wealth management businesses and creating increased value from those two premier franchises.

Michael Ullmer is our new Group Chief Financial Officer and brings to the

National extensive Australian experience in banking, finance and risk management.

Michael has responsibility for both financial management and risk management and has aligned the finance and risk functions with our new regional business model.

As Graham mentioned we have created a new set of Corporate Principles as part of the culture change program.

These principles were the product of consultation with 5000 staff throughout the Group.

The new principles represent behaviours that are lived by our people and not simply hung on the wall without meaning.

Last week the Corporate Principles were a central part of a senior management workshop that looked closely at our culture change plans and how behaviours can be changed throughout the Group.

As it says in the Corporate Principles sent to every employee…

“We do not have room for people who do not live these principles.”

In the new National it will not be good enough to meet business targets alone.

Performance against compliance gateways and behaviour standards will be a part of regular reviews and mandatory for participation in bonus plans.

However, a word of caution, cultural change takes time.

I have run similar programs at other banks and my experience is that the first 12 months is slow going while you lay the necessary foundations.

However, once you have built up traction among the workforce you then see a rapid change in the culture of the organisation.

In addition we have ensured that all senior members of staff are clear about their roles and what exactly they are responsible and accountable for.

We have overhauled our reward strategy and our Performance Management Framework to make them much more aligned with creating shareholder value.

And we have put a lot of effort into our Talent Management so that hopefully in the future we will not again have to go outside for a CEO and so many other top executives.

Lynne Peacock put in place all of these changes to help us transform the National’s culture and has now returned to the UK as CEO of our Banks across there.

Lynne and I have worked together for many years in the United Kingdom and she is one of the best retail bankers I have ever worked with.   In my opinion our UK Banks could not be in better hands.

Elizabeth Hunter has replaced Lynne and I have every confidence that the change program will continue to gain momentum and flourish guided by Elizabeth.

Moving now to Regulatory and Compliance

The sad truth about compliance and quality failures is that the fix and the remedial work is always much more expensive than prevention.

Unfortunately the National has had to deal with a number of these failures.

The foreign currency options trading was the one that focussed market attention on our need to improve in this area.

Apart from the cost of the remedial actions there is also a large opportunity cost.

An organisation dealing with multiple compliance and quality failures cannot devote the same energy to business development and growing shareholder value.

Fortunately the National’s core capability of credit assessment and management remains very sound.

Now this is very important because poor credit risk management can really cause serious damage to a bank.

As I have mentioned one of the first steps was to bring financial control and risk management under one person Michael Ullmer.

I am pleased to say that, we have also appointed a new Group Chief Risk Officer, Mike Hamar, who is a member of my senior management team and also reports into the Principal Board Risk Committee.

Mike is another one of our external recruits and brings with him excellent experience in this area.

I know you will also want an update on the progress of the APRA and ASIC programs associated with the foreign currency options losses.

So far as APRA is concerned, we have now submitted 71 of the 81 required improvements.

Progress on the remainder is on schedule.

We have also submitted all 3 reports required under our enforceable undertaking with ASIC and they are now being reviewed.

As an organisation we are working hard to establish a sound on-going relationship with all our regulators.

Let me turn now to Business Inefficiency

There is a great opportunity to create sustainable growth in shareholder value at the National by simplifying our business processes and moving to a less complex business structure.

We are reducing the size and cost of the corporate centre and moving to a regional business model.

In each region in which we operate we are bringing together the retail bank, our wealth management business and corporate bank to create an improved customer focus.

We will have four integrated businesses.

They are the three regionally based businesses in Australia, New Zealand and the United Kingdom and the fourth is our institutional bank that trades on a global basis.

Under this model instead of three customer offerings in the one region generated by separate retail banking, wealth management and corporate banking businesses will have one integrated offering supported by one streamlined infrastructure.

In addition in all regions we have over-engineered many of our business processes.

For example a young business banker in Queensland told me he could approve less than 10 per cent of loans that fell within his delegated authority without first sending the paper work for further review.

Clearly such a process is unacceptable because it creates additional cost, it de-motivates the banker and reduces our chances of success with the customer if there are delays.

We are working very hard to streamline some of these cumbersome processes and give ownership and accountability to key staff.

Now this does not mean increasing the risk of doing business just simplifying the way we do business.

We have also experienced across the group stalled revenue

It is clear from the full year results that revenue growth was flat.

How did this happen?  Well, there were a number of contributing factors.

Probably the biggest reason was associated with the September 11 attacks on the World Trade Centre buildings.

The National took a view after this that a global economic slowdown was very likely.

In line with this view we reduced our credit risk appetite. However in practice we overshot our target and went to very restrictive settings that meant we were only lending when we had high levels of security.

When you do this the quality of your portfolio increases but you exclude yourself from a large part of the market.

And, of course, the safest loans generally provide lower margins and fees.

Now let me clear I am not suggesting that we should start taking substantially greater risks.

Only that we move back to more normal credit risk settings.

Another reason our growth stalled was we put in place some efficiency measures that successfully cut our costs but were unpopular with customers.

A good example of this would be taking business bankers out of the field and centralising this service. This was unpopular with business customers, especially in the sole proprietor area.

We are now addressing all these issues and focussing on our customer propositions.

In Australia we have launched a new credit card and transaction account with attractive customer terms.

In New Zealand we have been competitive in the fixed rate mortgage market.

In the United Kingdom we are seeing some encouraging signs of improvement, but it is still early days and we have much work to do as these banks have been run for many years to generate short term profits.

In addition, in the UK,  we are expanding our presence into the south of England with a light infrastructure business model that targets small to medium sized enterprises and high net worth customers.

We are also developing a third-party mortgage business in the United Kingdom.

These are just a few examples of ways in which we are looking to restart revenue growth.

It is early days in the recovery phase and I still expect the National’s performance to bottom in the first half of 2005 and return to an acceptable growth profile over the second half and into 2006.

The initial work to adjust risk settings and improvements to our products and services is creating encouraging results but we have to ride out the flow-on affects of the problems we faced last year.

We are committed to keeping the market fully informed of our progress.

Next week we will hold a market briefing to outline our strategy in the United Kingdom following the sale of the Irish banks to Danske Bank.

This will be followed by our half-year results in May.

I know this has been a difficult period for shareholders but I am confident that I and the team I now have around me can not only restore the National’s reputation.   But will also create sustainable growth in shareholder value.

We have renewed our Board and executive teams, we have identified the problems and we know how to fix them

Culture change initiatives are well underway and our program to address the foreign currency remedial work is progressing well.

So finally, I also want to thank our staff for their hard work during these challenging times,  our customers for their continuing support, and our shareholders for their patience while we put things right.

********************

end

********************

(MR KRAEHE)

Thank you John.

The Future

When I was elected Chairman I made three commitments to shareholders about how we would run the National in the future:

1. We would deal with the foreign currency options losses in an open and transparent manner.

2. We would accelerate the process of Board renewal, and;

3. We would lead by example in creating a new culture of openness and transparency.

I believe substantial progress has been made on each commitment and we have set the framework for building the “new” National.

[Pause]

Public release of the PwC and APRA reports on the foreign exchange currency trading losses met a high standard of disclosure.

Both reports were issued to the Australian Stock Exchange and copies are available via our website.

There has also been fundamental Board renewal.

As I have previously mentioned Charles Allen the former Chairman and Frank Cicutto the former Managing Director resigned from the Board in February last year.  Mrs Walter resigned in May.

As part of the Board renewal process, Dr Moss and Dr Tweddell retired and Dr Brian Clark resigned due to his increased management commitments.

At this stage, it is appropriate to acknowledge the contribution of the Directors who left the organisation during the year.

(Pause)

There was a thorough and exhaustive process to select the new members of the Board from a large number of quality candidates, and I’m pleased with the outcome.

I know from meetings with shareholders that they are also supportive of the new appointments.

The new non-executive directors are of a high calibre and give the Board diversity of experience across different industries and geographies, and expertise in financial services, risk management, regulatory and not-for-profit organisations.

The expansion of the Board to include Ahmed Fahour and Michael Ullmer as executive directors in addition to John Stewart, the Managing Director, will further enhance open dialogue between the Board and management.

(Pause)

Apart from renewing the Board, there has been a review of Board and management committees, and Board processes, to ensure open and transparent reporting and to allow time for real discussion of key issues.

New Chairs of Board Committees have made a major input to this process, and I thank John Thorn, Audit, Peter Duncan, Risk, and Geoff Tomlinson, Human Resources.

Chairman-elect Michael Chaney attended his first Board meeting this morning and will takeover as Chairman in September this year after he retires as CEO of Wesfarmers and returns from a well-earned break.

Subject to shareholder approval, I look forward to working with Michael during the transition period and know that in Michael I will hand over the role to someone who will do an excellent job and has a great team to support him.

(Pause)

Finally, the Board and management has shown strong leadership in leading the culture change process at the National.

Thousands of employees participated in developing a new set of Corporate Principles and these have now been issued to all employees.

This has been supported by an awareness campaign throughout the National and a senior management workshop in Australia.

The Corporate Principles are clear but the statement: “And we do not have room for people who do not live these principles” is the toughest I have seen as part of a corporate principles statement and indicates our determination to drive cultural change through the National.

The Board itself has participated in a workshop in which the cultural leadership role of the Board and of directors was discussed in detail.

In addition, new behaviour and performance measures have been incorporated in annual management reviews and will be a requirement for participation in future bonus plans.

This will reinforce the cultural change message.

[Pause]

Since the end of the financial year we have announced several other important developments.

We announced the sale of our Irish banks, Northern Bank and National Irish Bank to Danske Bank Group of Denmark, late last year, for $2.5 billion.

This represents a profit of just over a billion dollars.

This was an attractive price and will allow our management team to focus all their attention on our operations in the United Kingdom.

Unfortunately, following the sale announcement, Northern Bank was robbed of $67 million.

We are co-operating with the Irish police in their investigation.

We are very relieved no staff or customers were physically harmed in the robbery.

Importantly, the sale process is not materially affected.

The sale of the Irish banks will allow us to focus on consolidating our Clydesdale and Yorkshire banks.

These banks will be an important part of our future growth plans together with the rollout of integrated financial services in the South of England.

(Pause)

Late in 2004 we celebrated the opening of our Australian offices at Docklands in Melbourne.

Docklands symbolises the new open culture in the National.

It is a magnificent new building and allows us to bring together our CBD-based wealth management and banking staff in Melbourne.

Integration of our banking and wealth management operations is an integral part of our change program and will facilitate improved service to customers in future.

[Pause]

In 2004, for the first time, we produced an externally audited, stand alone Corporate Social Responsibility Report which benchmarks economic, social and environmental performance against internationally recognised standards.

This is part of our commitment to corporate social responsibility and to open communication.

As part of the overall community programs, the National donated $1.1 million to the Tsunami relief effort.

A large number of staff also participated in fund raising activities by volunteering to work in our call centre to assist with the televised appeal or by assisting in the collection of donations through our branch network.

To date a total of more than $20 million has been raised via these efforts, including our own donation and those of our customers, shareholders and staff.

[Pause]

We also announced that we will sponsor the 2006 Commonwealth Games to be held in Melbourne that will attract athletes and sports fans from all the regions in which we operate.

Staff, customers and the communities we serve will all have an opportunity to share in this exciting sponsorship through a range of activities which will be outlined over the coming year.

We have deliberately linked the Commonwealth Games journey to our business turnaround, to highlight our commitment to excellence.

(Pause)

Outlook

So what lies ahead for the National?

Global economic conditions improved significantly in 2004 with a strong pick up in the United States and Asia.

Business conditions in Australia, New Zealand and the United Kingdom, the

countries in which we have the bulk of our assets, continued to do better than other industrialised economies.

This was primarily driven by the on-going strength in household spending.

Business investment spending was also quite strong in these regions.

The global outlook is for some moderation in economic growth during this financial year, resulting from higher interest rates especially in the United States and, to a lesser extent, increased oil prices.

In Australia, some moderation in household spending should be offset by gains in exports.

In New Zealand, tighter monetary conditions and slower immigration is expected to be reflected in slower growth.

In the United Kingdom, moderation in growth is also likely to result from increased interest rates.

Overall, we expect economic conditions to be similar to, or a touch weaker than in recent years, and our focus will be on the priorities John Stewart has just outlined.

Now let me turn to the performance of the National in the 2005 year.

Late last year we advised the market that we expected performance to bottom in the first half of 2005, and return to an acceptable growth profile over the second half of 2005 and into 2006.

In the first few months of this year, our results indicate that initial work to improve our products and services is showing encouraging signs, but it’s early in the recovery phase and there is still work to be done.

However, I can confirm that we are on track in the recovery program, to the timetable we previous advised.

We expect the dividend to be maintained in the first half of this year.  Beyond that, the Board is well aware of the importance shareholders attach to the dividend policy.

I would now like to thank John Stewart, my Board colleagues and staff for their efforts during a very difficult year and our customers for their continuing support.

It is much appreciated.

Let me conclude by saying that your Board believes that it has initiated a number of major changes which provide the framework for rebuilding the National to be the premier financial services organisation in Australia.

[Pause]

That completes my formal comments on the National’s performance.

[Pause]

In preparation for this meeting, we invited shareholders to send in questions they would like addressed at the meeting today.

The questions sent in have been collated and there were several areas of common interest.

Some of these deal with Director and Executive remuneration issues.

The Notice of Annual General Meeting includes for the first time, an address by the Chairman of the Human Resources Committee, which will cover many of the questions raised in advance of the meeting.

Geoff Tomlinson assumed the role of Chairman of the Committee in August.

As part of the review of Board and Board Committee structures and processes, the Board asked the Human Resources Committee to review the Remuneration Strategy, with the objective of maximising the alignment of the interests of shareholders and executives.

In addition, given the major management changes in the past year, the Board asked the committee to review in detail, succession planning processes and broadened the role of the committee to include issues other than remuneration.

I will now hand over to Mr Tomlinson.

********************

end

********************

(MR TOMLINSON)

Thank you Graham.

The HR Committee, as mentioned by Graham, has undergone significant change over the last year.

I was appointed Chairman in August 2004.

Besides myself, the new Committee members include:

- Mr John Thorn, appointed a NAB Director in 2003; and

- Ms Jillian Seagal, appointed a NAB Director in 2004.

These fresh faces have brought a new perspective to our deliberations.

The Board of NAB decided to broaden the HR Committee’s scope from just compensation-related matters to general people and employee matters.

It’s important to note that the committee continually reviews and improves the policies and programs that fall within this scope.

It was decided that widening the scope of the Committee in this way would increase the quality and depth of the subsequent Board discussions.

The changes included such things as a review of the succession planning for senior executives and the monitoring of employee behaviours.

In other words, “how” things are done at the National.

We also decided to increase our level of disclosure about remuneration policies and practices.

I believe the details of our remuneration policies in the Concise Annual Report show that we are being open and transparent with shareholders.

This allows you to better understand what we do and why we do it.

I would like to talk a little about some of these issues.

Annual remuneration review

The Human Resource Committee annually reviews the National’s remuneration policies and practices.

The 2004 review was extensive and updated Performance and Reward practices across the National.

As a result of the review, the Committee initiated three major improvements to the performance management framework.

The first thing we did was to clearly define what top performance looks like.

The second thing we did was to introduce a peer review or “round table” process that compares the performance of individuals against the performance of others in the same business unit, and between business units.

The peer review ensures that employee performance is evaluated consistently across the Group.

It will provide the best remuneration outcomes for employees with the best performance and potential, ensuring greater alignment with shareholder interests.

The peer review also identifies those employees who require development and those who are poor performers.

The third thing we did was to introduce “quality gates” for every employee, starting with management this year, 2005, and all other employees next year, 2006.

The quality gates are basic measures of compliance and behaviours that reflect the National’s new Corporate Principles introduced in August 2004.

The gates align an individuals’ principles and behaviours to the National’s promise to shareholders of how we will behave.

The bottom line is that if an individual fails either a compliance or a behaviour gate, they will not be eligible for any incentives, and they must undergo remedial training.

The Committee also conducted a review of both the annual bonus, or Short-Term Incentive, and the Long-Term Incentive programs.

Short Term Incentive

In recent years, the pool of money from which annual bonuses or Short Term Incentives are paid has primarily been determined by growth in Economic Value Added, or EVA®.

In simple terms, this has meant that employees were rewarded with a bigger cash bonus if the economic value of the company increased above a target level.

In practice, this has been a complex calculation that few employees or shareholders have fully understood.

As a result, we have decided to include a performance measure that employees and shareholders better understand - Earnings Per Share or EPS.

Under the new system, the overall pool of money that bonuses will be paid from will be calculated on a combination of EPS and EVA.

Seventy per cent of the bonus pool will now be based on our EPS performance and 30% remains based on EVA.

We consider this more clearly aligns annual cash bonuses with shareholder value.

I would like to emphasise that we will continue to review this calculation in future years.

For less senior employees,  individual and local business unit performance is taken into account in calculating annual bonuses.

As a result, only the most outstanding performers - those who are performing well above target levels - will receive above average bonuses.

Also, wherever possible, employees who are performing above target - whether that’s due to company performance or individual performance - will receive a component of their short term incentive in National shares rather than in cash.

Employees will generally not be able to trade those shares for at least a year, but will then have access to them provided that they pass the quality gates on compliance and behaviours in the following year.

We have also decided that the Managing Director and the two other Executive Directors will receive at least half of any short-term incentive payment in the form of National shares, which of course is subject to shareholder approval.

The Committee believes this will help to:

• instil an appropriate focus on National performance beyond the current year

• make certain that quality gates are consistently achieved, and

• encourage a suitable level of shareholding by executives.

Long Term Incentive

The Committee also reviewed the long-term incentive program and how we reward employees who positively contribute to the National’s performance capability.

We sought advice from external experts in the field and considered best practice in both the Australian and international markets to ensure we had the right approach.

The main purpose of long-term incentives is to foster and appropriately reward talented employees for their long-term contribution to the National’s growth.

In the past, individual allocations have involved a significant amount of discretion by management.

We now have an Executive Talent Review process that provides a more consistent, transparent and objective basis for determining these rewards.

This Executive Talent Review now identifies and tracks high performance individuals, and is becoming an essential element of employee engagement and the motivation of our top talent.

The Executive Talent Review assesses individual executives against a matrix of: business outcomes, leadership behaviours, and potential capability.

The Committee will now review the talent and succession plans for the top two levels of management twice a year.

Long-term incentive rewards may be provided in the form of National shares (subject to various restrictions), or performance options and performance rights, or a combination of these.

Performance options and performance rights are rights to acquire National shares, if and when specified time and performance hurdles are achieved.

Performance rights were introduced in 2003, and have since become a desirable way to reward performance while limiting the number of securities issued as remuneration.

Shares issued as a long-term incentive are held in trust until various time and/or performance criteria are achieved.

The performance hurdles ensure that executive rewards are linked directly to the Total Shareholder Return of the National and are, therefore, aligned to the outcomes experienced by other shareholders over a specified timeframe.

Performance rights also allow for continued motivation of employees in times when the National outperforms its peers, but for reasons not related to performance, the share price may be low.

This year the Committee also decided to limit the maximum life of the performance options and performance rights.

Options and rights granted earlier this year had a maximum life of eight years, but from September 2004 this has been reduced to five years, with only two years for the National to achieve the performance hurdle, particularly compared with its competitors.

The Committee has also decided to tighten several aspects of the performance hurdle.

Comparative performance against fifty of the top ASX companies, which has been the only peer group for previous grants, will now determine vesting of only half of the performance options and performance rights.

The remaining half will vest based on comparative performance against the top ASX financial services companies.

The performance hurdle also now requires a sustained period of performance in the top half of each of the peer groups, with no vesting at all below the 51st percentiles.

The Committee has also reviewed and tightened the conditions under which executives may be allowed to retain some or all performance options and performance rights (subject to the performance hurdle) when they cease employment with the Group.

Retention will generally only be considered in cases such as contract completion, redundancy, retirement, or due to death or total and permanent disablement.

We strongly believe that these changes to the National’s remuneration policy are in line with the universally-accepted philosophy of pay for performance, and we will continue to review, and where necessary revise the policy to ensure it remains relevant.

Senior Executive Appointments

During the year, the National appointed two new Executive Directors:

Mr Ahmed Fahour, the Chief Executive Officer of Australia, and Mr Michael Ullmer, the Group Chief Financial Officer.

The day the appointments were announced, the National made a full and detailed disclosure on the contract terms and conditions of both executives, which was above the required disclosure standards at the time.

Given the extensive media coverage of Mr Fahour’s contract, I would like to talk a little more about the process undertaken by the National that led to his appointment.

Attracting an executive from the world’s largest financial institution, and a company that pays salaries in US dollars, meant that we had to consider the elements of a global reward strategy.

However, we were determined to ensure that any reward arrangements were broadly consistent with those prevailing in the Australian financial services sector.

Mr Fahour has the job of bringing together our three main businesses in Australia and substantially improving their performance.

These businesses include our retail banking operations, our Wealth Management and parts of the previous Corporate and Institutional Bank.

When combined, these businesses are similar in size to an Australian Top 10 company with:

• annual revenue of approximately $9 billion

• assets managed exceeding $250 billion; and

• a net operating profit of approximately $2.6 billion

[excludingsignificant items].

These numbers are similar to, and in the case of revenue, exceed those of the ANZ Group and Westpac Banking Corporation.

It is the normal practice of the Committee to take account of external and internal advice in relation to remuneration matters and forms an opinion about the quantum and composition of remuneration that is appropriate.

Mr Fahour’s remuneration package has two distinct components - ‘one-off’ and ‘ongoing’.

One-off

The first component of his remuneration package includes one-off payments to buy-out his previous contract.

These payments included:

• a payment for bonuses foregone from his previous employer when he accepted his role at the National

• National equity to replace the equity from his previous employer which was forgone by Mr Fahour on joining the National, and

• relocation costs.

The compensation of executives for benefits forgone on resigning from a previous employer is an accepted practice, both in Australia and overseas.

The amounts paid to Mr Fahour were $3.86 million for the bonus forgone from his previous employer, relocation benefits of $435,000 and an allocation of National equity.

The allocation of equity is in three types:

160,000 performance options and 40,000 performance rights which had a financial value at grant of approximately $1.455 million.

These performance options and rights are subject to the Total Shareholder Return hurdle;

$2 million in restricted shares that vest progressively over the four-year life of Mr Fahour’s contract; and

$6 million in restricted shares that vest at the end of the contract.

For Mr Fahour to receive 100 per cent of the value of the total equity granted, the National would need to have a top quartile Total Shareholder Return over the vesting period of the performance options and performance rights.

The terms outlined above are more stringent than the original terms of the equity forgone by Mr Fahour.

That is, the equity previously held by Mr Fahour had no performance hurdles attached and had a greater value than that offered by the National.

Ongoing

Mr Fahour’s ongoing annual remuneration is determined based on global salary levels in the banking industry and local conditions.

These were the two key factors in setting Mr Fahour’s ongoing remuneration.

In this case, Mr Fahour worked for the world’s largest financial institution and has had a very successful career.

Taking this into account, his annual remuneration is based on three components:

1. $1.5 million fixed salary,

2. an incentive target of 130 per cent of fixed salary or $1.95 million, of which 50 per cent must be retained in National shares, and

3. an annual grant of performance options and performance rights of up to $1.7 million per annum.

Any grant of equity in relation to Mr Fahour’s ongoing remuneration is, of course, subject to shareholders’ approval, and any recommended grant will be taken to the next AGM for approval.

I would like to point out that this annual remuneration package is significantly less than what Mr Fahour was earning at his previous employer.

It is also important to note that Mr Fahour’s ongoing remuneration package is highly aligned to shareholder interests.

That is, more than half of his total remuneration is delivered in shares and, to further strengthen this, to achieve 100% of the long-term incentive, the National’s performance must exceed the top quartile of total shareholder return performance of our peers.

(PAUSE)

We believe that this package was necessary to attract top talent such as Mr Fahour to run our businesses in Australia.

Most importantly, Mr Fahour will only get the rewards offered in this package, if he performs, and shareholders benefit.

(PAUSE)

It is important to remember that only Executive Directors receive Short and Long Term Incentive payments.

Non-Executive Directors, including the Chairman, only receive fees, a percentage of which are to be taken as National shares.

No retirement allowances are paid as they were discontinued following shareholder approval at the last AGM.

(PAUSE)

I would now like to hand back to the Chairman.

Thank you.

********************

end

*******************

(MR KRAEHE)

Thank you Geoff.

As you can see, the HR Committee has been very busy.

We now move to the formal part of the meeting.

I remind those present today that this is a shareholders’ meeting.

Accordingly, only shareholders, attorneys and authorised representatives of shareholders, and proxy holders may raise questions and vote on the business before the meeting.

When you registered you were given a card.

Shareholders, proxy holders, attorneys and corporate representatives have white cards.

In relation to joint shareholdings, only one shareholder may vote and the second and subsequent joint shareholders received non-voting green cards.

Shareholders with a green card may, if you wish, raise questions.

Visitors have yellow cards and are welcome at the meeting, but are not entitled to raise questions or to vote.

This will leave more time for the shareholders.

I now turn to the formal Reports.

The Australian Corporations Act requires the Annual Financial Report, the Report of the Directors and the Auditor’s Report to be considered at the Annual General Meeting.

The Act does not require a vote of shareholders on this matter, but you will be given ample opportunity to raise questions and to comment on the Reports.

Shareholders may also address questions through the Chairman to the Auditor on the conduct of the audit and the preparation and contents of the Audit Report.

Brian Greig of KPMG will be available in this regard.

Shareholders holding white or green cards and wishing to raise a question or make a comment are asked to move to the seats immediately adjacent to one of the microphones.

Please give your name to the attendant who will introduce you to the meeting.

We ask that you be reasonably brief.

This will allow as many shareholders as possible an opportunity to raise questions.

After answering your question, I will move on to another shareholder.

If you have a further question on another matter I will try to return to you later.

As I mentioned earlier, we invited shareholders to submit questions in advance of the meeting.

Whilst shareholders here today are moving to the microphones, I will address some of the more frequently asked questions raised by shareholders.

There were some questions concerning the payment of bonuses to Directors.

As Geoff Tomlinson advised earlier, Non-Executive Directors do not receive any bonuses.

Other questions related to the bonus of the CEO.

2004 was an unusual year with the CEO joined half way during the financial year.

We therefore decided to place a lower than usual weighting on the financial performance, which was already largely locked in, and a higher weighting on risk management, organisational change, cultural change and the European strategy.

John performed extremely well on these non-financial measures which explains why he received 76% of his possible bonus.

A low rating on financial measures reflected the company’s financial performance.

(Pause)

There have been a number of questions concerning the Board dispute and the FX issues.

The first group of questions were around the theme

• why did the other directors call a General Meeting to remove a director?

These are matters that received wide exposure in the press, and the Board was very open about its reasons for calling an Extraordinary General Meeting at the time.

These meetings were called because all of the other directors had lost confidence and trust in one of the directors, as a consequence of conduct in respect of the PwC report, and their lack of confidence that the director would act within agreed Board processes.

A Shareholder’s Meeting is the only way to resolve a situation where a Board is at an impasse about its own membership.

With Mrs Walter’s resignation and the cancellation of the EGM, the Board was able to focus on rebuilding shareholder value.

(Pause)

A second group of questions was around the theme – was there any validity in the criticisms of the PwC report?

The PwC report comprehensively examined the events which gave rise to the foreign currency options trading losses.

The Board believed that the PwC report was professional, thorough and credible, and that it was entitled to rely on the report.

The other non-executive directors carefully considered each of the criticisms of the report by Mrs Walter.

They disagreed with them.

Blake Dawson and Waldron were hired as probity consultants.

Their probity opinions concluded that the PwC report was impartial and unbiased.

APRA conducted its own independent investigation and delivered its report to the Board.  APRA’s findings were similar to, and consistent with, those contained in the PwC report.

It should also be pointed out that none of the present or previous members of the Board – nor indeed anyone else – has questioned the principle conclusions of these reports.

(Pause)

A number of people questioned whether the Board has considered action against 3rd parties to seek to recover losses.

The Board has given active consideration as to whether legal proceedings should be instigated by the National against any 3rd party to recover damages.

At this stage, we have not taken any action against 3rd parties.  It is not currently contemplated that there be any proceedings against PWC.  If it is considered to be in the best interests of the National and its shareholders to commence proceedings against 3rd parties, that will be done.

(Pause)

A number of people asked - “Did the Board or its committees have information which should have enabled them to avert the foreign currency losses?”

The answer is in that the PwC report which concluded that neither the Board nor any of its committees had specific information which might have enabled earlier action, but that that the Board shared responsibility for a culture which allowed the transgressions to take place.

One shareholder has asked specifically whether a letter from APRA to the then Executive General Manager, Risk, dated November 2003 which pointed to some aspects of this problem, was passed to the Board Risk Committee.

The answer is that this letter was not shown to the Risk Committee or the

Board until the after the currency losses had been discovered and made public.

As a concluding comment about the Board and the FX issues, I think that the completeness and openness of this investigation – and the extent of the measures taken in response – are probably without precedent for an organisation which is, after all, still very profitable and very sound financially.  There comes a time when analysis of the past should be drawn to a close and we should concentrate on the future.  I believe that this time has come.

[Pause]

There were a number of questions about Outsourcing of the Share Registry.

Until recently, the National was the only major listed company in Australia to maintain an in-house Share Registry.

The decision to outsource was in no way a reflection on the staff involved.

The Registry staff worked very diligently for the shareholders of the National and the majority have transferred to Computershare.

However, if we were to continue with the Registry in-house, it would have involved further investment in systems and it was considered to be in the best interest of shareholders, for those investment dollars to be spent on the core business.

We will closely monitor the service standards provided by Computershare to ensure that shareholders of the National continue to receive a high standard of service.

(Pause)

Other frequently asked questions related to the composition of the Board, the performance of the company, the FX losses and dividends, which I think have been covered, either in my address or the CEO.

Shareholders who have raised more frequently asked questions in this way and who are unable to be present at the meeting here today, have been able to hear the response to their question over the internet webcast, or be able to read it on the National’s website.

[Pause]

I now turn to questions from the floor.

I ask shareholders if you could be brief in raising your questions in order to give as many as possible the opportunity to raise questions.

You will appreciate that this is not an appropriate forum for shareholders to raise personal issues.

Some shareholders have raised personal issues in the past, and although the matter may be important to you, it may not be relevant to the meeting as a whole.

You will also appreciate that I am bound by the confidential nature of the relationship between the bank and its customers not to go into any details concerning individual banking relationships.

If any shareholder who is also a customer, wishes to raise any such matters, we have established a Customer Desk in the foyer and experienced staff will be available after the meeting to help.

We have also established a Shareholder Desk and experienced staff will be available at that desk to help you with any personal matters after the meeting.

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I declare that the Reports have been considered at the meeting.

In accordance with the Notice of Meeting, I now move to the re-election and election of Directors.

The Company’s Constitution provides that one third of the Directors must retire at each Annual General Meeting.

This number excludes the Managing Director and new Directors appointed since the last Annual General Meeting.

The new Directors must stand for election regardless of the one third requirement.

This year, one Director, being myself, retires at this meeting in accordance with the Company’s Constitution, and being eligible, I offer myself for re-election.

I have agreed to stand down in September this year as part of the Board Renewal Program, but under the Constitution, I must stand for re-election today.

By September, I will have completed my commitment to the renewal of the Board and this timing will provide for a smooth transition to Michael Chaney, if shareholders elect Mr Chaney today.

You will recall that he is currently serving in a chief executive role and needs this time to complete his current commitments and an orderly transition.

As I have a direct interest in this resolution, I stand aside as Chairman of the Meeting for this item of business, and ask an independent Director who has been closely involved in the Board Renewal Program to chair this segment of the meeting.

Accordingly, I will invite Peter Duncan to act as Chairman for this item of business.

********************

end

********************

(MR DUNCAN)

Thank you Graham.

The item of business now before the meeting is to consider the re-election of Mr Graham Kraehe as a Director of the Company.

The Board undertook an evaluation of the performance of Graham Kraehe and based on the results of that evaluation, the Board unanimously recommend that shareholders vote in favour ofMr Kraehe’s re-election.

Graham has led the Board Renewal Program and many other major change programs within the National since his appointment as Chairman in February last year.

He has done this with distinction and having regard to the highest standards of Corporate Governance.

He has achieved all of the objectives set for him as Chairman and, in our opinion, it would be in the best interests of the National for Graham Kraehe to be re-elected.

Shareholders with white cards or green cards may raise questions.

Any shareholder wishing to raise a question or comment is asked to move to the seats immediately adjacent to one of the microphones.

Please give your name to the attendant who will introduce you to the meeting.

Are there any questions or comments shareholders may wish to raise?

(PAUSE)

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I will now move to the formal election process.

I should remind those present here today that as this is a shareholders’ meeting, only shareholders, proxy holders, and authorised representatives and attorneys of shareholders may vote on any motion before the meeting.

That is, the shareholders holding white cards.

I formally put the motion:

“That Mr Kraehe be re-elected as a Director of the Company.”

The votes cast in advance of the meeting by shareholders returning their Proxy Forms appear on the screen now.

It would be my intention to vote all undirected proxies granted to the Chairman of the Meeting, in favour of the resolution.

Would all shareholders present at the meeting today who are in favour of the resolution, please raise your white cards.

Thank you.

Would all shareholders voting against the motion please raise your white card.

(PAUSE)

The votes cast by the shareholders here today and by the shareholders who could not attend the meeting in person, give a clear indication of the will of the shareholders.

Accordingly, I declare the resolution carried.

[If vote lost on a show of hands - see separate script to call a poll]

(PAUSE)

Thank you, I will now hand the Chairmanship of the meeting back to Mr Kraehe.

********************

end

********************

(MR KRAEHE)

Thank you Peter.

I would also like to thank all of those shareholders who voted in favour of this resolution.

Your support is appreciated.

We now move to the election of the new Directors who were appointed since the last AGM.

They have been previously introduced.

Details of their qualifications, careers, experience and other involvements are set out in the Notice of Meeting and in the Annual Report.

I will invite each of the Directors standing for election to address the meeting.

This process will take a little time, but I thought it important for shareholders to hear from the people you’re being asked to vote for.

I hope you will find this process useful.

The first Director is Michael Chaney.

Michael, would you care to say a few words?

(MR CHANEY)

(MR KRAEHE)

Thank you Michael.

Are there any questions or comments shareholders may wish to raise?

(PAUSE)

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I formally put the motion:

“That Mr Chaney be elected as a Director of the Company.”

The votes cast in advance of the meeting by shareholders returning their Proxy Forms appear on the screen now.

It would be my intention to vote all undirected proxies in favour of the Chairman of the Meeting, in favour of the resolution.

Would all shareholders in favour please raise your white cards.

Would all shareholders voting against the motion please raise your white card.

Thank you.

I declare the resolution carried.

(PAUSE)

Next is Robert Elstone.

Robert, would you care to say a few words?

(MR ELSTONE)

(MR KRAEHE)

Thank you Robert.

Are there any questions or comments?

(PAUSE)

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I formally put the motion:

“That Mr Elstone be elected as a Director of the Company.”

The votes cast in advance of the meeting appear on the screen now.

It would be my intention to vote all undirected proxies granted to the Chairman of the Meeting, in favour of the resolution.

Would all shareholders in favour please raise your white cards.

Would all shareholders voting against the motion please raise your white card.

I declare the resolution carried

(PAUSE)

Next is Ahmed Fahour.

Ahmed, would you care to address the meeting?

(MR FAHOUR)

(MR KRAEHE)

Thank you Ahmed.

Are there any questions or comments?

(PAUSE)

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I formally put the motion:

“That Mr Fahour be elected as a Director of the Company.”

The votes cast in advance of the meeting by shareholders appear on the screen now.

It would be my intention to vote all undirected proxies granted to the Chairman of the Meeting, in favour of the resolution.

Would all shareholders in favour please raise your white cards.

Would all shareholders voting against the motion please raise your white card.

I declare the resolution carried

(PAUSE)

Next is Danny Gilbert.

Danny, would you care to say a few words?

(MR GILBERT)

(MR KRAEHE)

Thank you Danny.

Are there any questions or comments?

(PAUSE)

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I formally put the motion:

“That Mr Gilbert be elected as a Director of the Company.”

The votes cast in advance of the meeting appear on the screen now.

It would be my intention to vote all undirected proxies granted to the Chairman of the Meeting, in favour of the resolution.

Would all shareholders in favour please raise your white cards.

Against.

I declare the resolution carried

(PAUSE)

Next we have

Paul Rizzo.

Paul, would you care to address the meeting?

(MR RIZZO)

(MR KRAEHE)

Are there any questions or comments?

(PAUSE)

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I formally put the motion:

“That Mr Rizzo be elected as a Director of the Company.”

The votes cast in advance of the meeting appear on the screen now.

It would be my intention to vote all undirected proxies granted to the

Chairman of the Meeting, in favour of the resolution.

Would all shareholders in favour please raise your white cards.

Against.

I declare the resolution carried

(PAUSE)

Next is

Jillian Segal.

Jillian, would you care to address the meeting?

(MS SEGAL)

(MR KRAEHE)

Are there any questions or comments from shareholders?

(PAUSE)

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I formally put the motion:

“That Ms Segal

be elected as a Director of the Company.”

The votes cast in advance of the meeting appear on the screen now.

It would be my intention to vote all undirected proxies granted to the Chairman of the Meeting, in favour of the resolution.

Would all shareholders in favour please raise your white cards.

Against.

I declare the resolution carried.

(PAUSE)

The next item of business is to consider the election of Michael Ullmer.

Michael, would you care to say a few words?

(MR ULLMER)

(MR KRAEHE)

Thank you Michael.

Are there any questions or comments?

(PAUSE)

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I formally put the motion:

“That Mr Ullmer be elected as a Director of the Company.”

The votes cast in advance of the meeting appear on the screen now.

It would be my intention to vote all undirected proxies granted to the Chairman of the Meeting, in favour of the resolution.

Would all shareholders in favour please raise your white cards.

Against.

I declare the resolution carried

(PAUSE)

Next is Malcolm Williamson.

Malcolm, would you care to say a few words?

(MR WILLIAMSON)

(MR KRAEHE)

Thank you Malcolm.

Are there any questions or comments?

(PAUSE)

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I formally put the motion:

“That Mr Williamson be elected as a Director of the Company.”

The votes cast in advance of the meeting appear on the screen now.

It would be my intention to vote all undirected proxies granted to the Chairman of the Meeting, in favour of the resolution.

Would all shareholders in favour please raise your white cards.

Against.

I declare the resolution carried

(PAUSE)

The next item of business is item number 4 on the Notice of Annual General Meeting.

This is a resolution proposed by 179 shareholders acting through the Australian Shareholders’ Association.

A copy of a statement by the Shareholders’ Association was included with the Notice of Meeting.

We now invite the representative from the Shareholders’ Association to address the meeting.

(STATEMENT BY REP. OF ASA)

[MR KRAEHE]

Thank you …. [John].

The Board supports the general principle that directors must have the time to contribute to the company and to properly perform their duties.

However, we believe that the ASA has adopted the wrong method to assess if a director has sufficient time to perform his or her duties.

This cannot be assessed from outside the Board using a formula which applies the same weighting for all companies, regardless of whether one company is large and complex, and another company is small and relatively straight forward.

The ASA’s method also fails to take into account the valuable contribution a director makes from his experience on other boards.

The appropriate method to assess if a director has sufficient time to perform his or her duties, is for the Board itself to undertake a review of the individual’s performance.

[Pause]

In relation to the resolution before the shareholders today, the Board undertook a review of Mr Tomlinson’s performance before determining its recommendation to shareholders.

The Board review considered his knowledge of the business, his attendance record at Board Meetings, how well he is prepared for meetings, and his overall contribution.

On the basis of that performance review, the Board unanimously agreed to recommend to shareholders that you vote against the resolution.

I can assure shareholders that Mr Tomlinson is most diligent in the performance of his duties.

He is always well prepared and I would draw your attention to pages 55 and 56 of the Concise Annual Report for details of the number of formal meetings attended by Mr Tomlinson during the year under review.

If you add up the number of scheduled and unscheduled Board Meetings, the number of Committee Meetings and the number of Subsidiary Company Meetings, Mr Tomlinson attended 77 formal meetings.

In addition to his other duties, he recently took on the role of Chairman of the Human Resources Committee.

He would not have taken on this additional role ifhe did not have the time and capacity to do so.

I should also point out that he has in-depth experience in funds management, having been the CEO of the National Mutual Group, now AXA Asia Pacific.

His skills are particularly relevant and his role as Chairman of our wholly owned subsidiary National Wealth Management Holdings Limited, which includes MLC, is valued by the Board.

In addition, with such a relatively new Board, Mr Tomlinson’s broad experience and his corporate memory are particularly important to the National at this time.

It is the strong view of the Board that if this resolution was passed, it would be detrimental to interests of shareholders.

Are there any questions or comments from shareholders?

(PAUSE)

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I formally put the motion -

“That the resolution set out in the Notice of Meeting as item number 4 under the heading - Resolution from shareholders, be considered as an ordinary resolution”.

The votes cast in advance of the meeting appear on the screen now.

It would be my intention to vote all undirected proxies granted to the Chairman of the Meeting, against the resolution.

Would all shareholders in favour please raise your white cards.

Against.

I declare the resolution lost

[If vote passed on a show of hands - see separate script to call a poll]

(PAUSE)

The next item of business is item number 5, the appointment of the Auditor.

Details of the resolution are set out in the Notice of Meeting.

I confirm that ASIC has given its consent to the resignation of KPMG as Auditor of the National at this AGM, and that KPMG have tendered their resignation.

Ernst & Young have consented to act as Auditor.

Last year, we announced that we intended to change the external auditor.

KPMG has been the National’s external auditor for many years, and the decision was made to seek a new external auditor as part of the National’s change program.

KPMG’s replacement does not in any way call into question the quality of their audit, and KPMG has signed the accounts for 2004 without qualification.

I thank KPMG for their services to the National over many years.

Are there any questions or comments from shareholders?

(PAUSE)

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I formally put the motion

‘That the resolution set out in the Notice of Meeting under item 5 - Appointment of Auditor, be passed as an ordinary resolution”.

The votes cast in advance of the meeting appear on the screen now.

It would be my intention to vote all undirected proxies granted to the Chairman of the Meeting, in favour of the resolution.

Would all shareholders in favour please raise your white cards.

Against.

I declare the resolution carried

(PAUSE)

The next item of business is Item 6 - the share, performance option and performance rights for the Managing Director & Chief Executive Officer, John Stewart.

Shareholder approval is required to grant shares, performance options and performance rights to John Stewart because he is a Director.

The resolution is described in the Notice of Meeting and was covered in some detail when we addressed the issue of executive remuneration earlier in the meeting.

We were very fortunate in being able to secure the services of John Stewart, a highly experienced United Kingdom banker with an impressive track record.

What you are being asked to vote on today is an important part of the ‘at risk’ element of his remuneration.

If he is successful, he will generate significant benefits for all shareholders.

If he is not successful, then the resolution that you are being asked to consider now, will provide him with no financial benefit.

Are there any questions or comments that have not already been raised, or already addressed?

(PAUSE)

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I should point out that there is a voting exclusion in relation to this resolution.

The National must disregard any vote cast on resolution 6 by any Director of the National or any of their associates.

Accordingly, I ask Directors not to vote on this resolution.

I now formally put the motion:

“That the resolution set out as item number 6 in the Notice of Annual General Meeting under the heading Shares, Performance Options and Performance Rights - Managing Director & Chief Executive Officer be passed as an ordinary resolution”

The votes cast in advance of the meeting appear on the screen now.

It would be my intention to vote all undirected proxies granted to the Chairman of the Meeting, in favour of the resolution, if shareholders have marked the box appearing on the Proxy Form for this purpose.

If shareholders have given undirected proxies to the Chairman of the Meeting and not marked what has become known as the ASX box, such undirected proxies will be voted as abstain.

All shareholders in favour please raise your white cards.

Against.

I declare the resolution carried

[If vote lost on a show of hands - see separate script to call a poll]

(PAUSE)

The final item of business for today is item number 7 under the heading National Income Securities.

The resolution seeks the approval of shareholders for the buy-back of 20 million unpaid preference shares which form part of the National Income Securities.

The resolution is described in more detail in the Notice of Meeting, including the advantages and disadvantages of approving the proposed buy-back scheme.

If the resolution is passed, we will have the flexibility to replace the National Income Securities where we consider, we can replace them with a more efficient and cost effective source of funds.

No decision to replace the Natinal Income Securities has been taken at this time.

Are there any questions or comments?

(PAUSE)

(QUESTIONS FROM THE FLOOR)

If there are no further questions, I should point out that there is a voting exclusion in relation to this resolution.

The National must disregard any vote cast on resolution 7 by any person who holds Preference Shares associated with the National Income Securities and whose Preference Shares may be bought back.

This voting exclusion also extends to associates of holders of National Income Securities.

I now formally put the motion:

“That the resolution set out as item number 7 in the Notice of Annual General Meeting under the heading National Income Securities be passed as a special resolution”

If you hold National Income Securities, or you are associated with a person or company that holds National Income Securities, I must ask you not to vote on this resolution.

The votes cast in advance of the meeting, excluding those votes which must be disregarded under the voting exclusion provisions, appear on the screen now.

It would be my intention to vote all undirected proxies granted to the Chairman of the Meeting, in accordance with the recommendation of the Board.

I hold National Income Securities and I did not take part in the Board’s recommendation.

In addition, I will not vote personally on this resolution.

All shareholders in favour of the resolution, please raise your white cards.

Against.

I believe that we have well in excess of the 75% majority required to pass the resolution and accordingly I declare the resolution passed as a special resolution.

[If vote lost on a show of hands - see separate script to call a poll]

(PAUSE)

That now covers all of the business before the Annual General Meeting.

On behalf of the Directors and staff members of the National Australia Bank Group, I thank you for your attendance here today.

Your continued support of the Company is valued by your Directors and the staff.

Before closing, I would again like to thank John Stewart and all of the National staff around the world for their tireless efforts during a very difficult year in 2004.

I would also like to thank those shareholders who have taken an interest in the meeting via the internet broadcast.

I hope that you found it interesting, convenient and informative.

If you have not visited other sections of our internet sites, I encourage you to do so.

We now close our internet transmission.

Finally, I would like to thank all shareholders who took the time and effort to be here in person today.

It has been a difficult year, but we have initiated a number of major changes which provide a framework for rebuilding the National to be the premier financial services organisation in Australia.

I invite you to remain for refreshments which are to be served in the foyer and to take the opportunity to meet directors and senior management.

I now formally declare this Annual General Meeting closed.

end

31 January 2005

Company Announcements Office

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW   2000

Dear Sir

Annual General Meeting

National Australia Bank Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda.

Motion 3.1  To re-elect a Director of the National:

Mr GJ Kraehe

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion:	569,815,942

Votes where the proxy was directed to vote ‘against’ the motion:	41,280,786

Votes where the proxy may exercise a discretion how to vote:	36,752,326

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was:	4,633,576

The motion was carried on a show of hands as an ordinary resolution.

Motion 3.2 To elect Directors of the National:

Mr M Chaney

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion:	607,580,741

Votes where the proxy was directed to vote ‘against’ the motion:	1,363,321

Votes where the proxy may exercise a discretion how to vote:	37,002,942

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was:	4,577,192

The motion was carried on a show of hands as an ordinary resolution.

Motion 3.2 To elect Directors of the National:

Mr RG Elstone

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion:	605,209,201

Votes where the proxy was directed to vote ‘against’ the motion:	2,999,238

Votes where the proxy may exercise a discretion how to vote:	37,511,679

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was:	4,846,571

The motion was carried on a show of hands as an ordinary resolution.

Motion 3.2 To elect Directors of the National:

Mr A Fahour

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion:	589,868,284

Votes where the proxy was directed to vote ‘against’ the motion:	12,382,632

Votes where the proxy may exercise a discretion how to vote:	37,347,191

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was:	9,340,709

The motion was carried on a show of hands as an ordinary resolution.

Motion 3.2 To elect Directors of the National:

Mr DT Gilbert

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion:	601,748,550

Votes where the proxy was directed to vote ‘against’ the motion:	2,850,668

Votes where the proxy may exercise a discretion how to vote:	37,497,186

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was:	8,459,943

The motion was carried on a show of hands as an ordinary resolution.

Motion 3.2 To elect Directors of the National:

Mr PJ Rizzo

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion:	606,599,256

Votes where the proxy was directed to vote ‘against’ the motion:	2,278,362

Votes where the proxy may exercise a discretion how to vote:	37,411,533

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was:	4,268,889

The motion was carried on a show of hands as an ordinary resolution.

Motion 3.2 To elect Directors of the National:

Ms JS Segal

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion:	606,415,814

Votes where the proxy was directed to vote ‘against’ the motion:	2,472,987

Votes where the proxy may exercise a discretion how to vote:	37,411,022

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was:	4,240,131

The motion was carried on a show of hands as an ordinary resolution.

Motion 3.2 To elect Directors of the National:

Mr MJ Ullmer

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion:	596,455,748

Votes where the proxy was directed to vote ‘against’ the motion:	8,229,619

Votes where the proxy may exercise a discretion how to vote:	37,958,282

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was:	9,290,048

The motion was carried on a show of hands as an ordinary resolution.

Motion 3.2 To elect Directors of the National:

Mr GM Williamson

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion:	581,635,798

Votes where the proxy was directed to vote ‘against’ the motion:	3,244,462

Votes where the proxy may exercise a discretion how to vote:	62,412,778

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was:	4,638,191

The motion was carried on a show of hands as an ordinary resolution.

Motion 4 Resolution from shareholders –

Removal of Mr G Tomlinson

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion:	237,487,346

Votes where the proxy was directed to vote ‘against’ the motion:	359,005,330

Votes where the proxy may exercise a discretion how to vote:	36,466,505

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was:	6,116,421

The motion was not carried on a show of hands as an ordinary resolution.

Motion 5 To approve the appointment of Ernst & Young as auditors of the National

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion:	608,658,188

Votes where the proxy was directed to vote ‘against’ the motion:	1,150,234

Votes where the proxy may exercise a discretion how to vote:	38,203,201

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was:	3,917,040

The motion was carried on a show of hands as an ordinary resolution.

Motion 6 Shares, Performance Options and Performance Rights – Managing Director and Chief Executive Officer

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion:	575,669,696

Votes where the proxy was directed to vote ‘against’ the motion:	32,325,544

Votes where the proxy may exercise a discretion how to vote:	21,506,452

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was:	6,307,500

The motion was carried on a show of hands as an ordinary resolution.

Motion 7 Approval to the selective buy-back arrangements relating to Preference Shares associated with the National Income Securities

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion:	147,716,292

Votes where the proxy was directed to vote ‘against’ the motion:	3,871,065

Votes where the proxy may exercise a discretion how to vote:	29,106,628

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was:	3,150,619

The motion was carried on a show of hands as an special resolution.

Dated this 31st day of January 2005.

Garry F Nolan

Company Secretary

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	John Morrison STEWART
Date of last notice	21 July 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holderNote: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	15 February 2005

No. of securities held prior to change

3,179 ordinary shares fully paid in the share capital of National Australia Bank Limited

275,000 Executive Share Options over 275,000 ordinary shares of National Australia Bank Limited

68,750 Performance Rights

Class	Ordinary

Number acquired	24,108

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$722,516.76

No of securities held after change

27,287 ordinary shares fully paid in the share capital of National Australia Bank Limited

275,000 Executive Share Options over 275,000 ordinary shares of National Australia Bank Limited

68,750 Performance Rights

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	New Issue of shares under the Short Term Incentive Reward

/s/ GF NOLAN
GF NOLAN
Company Secretary
22 February 2005

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook

Date:	24 February 2005	Title:	Associate Company Secretary